Exhibit 2.1

EQUITY PURCHASE AGREEMENT

by and among

REXAM INC.,

REXAM CLOSURES AND CONTAINERS INC.,

REXAM CLOSURE SYSTEMS INC.,

REXAM PLASTIC PACKAGING INC.,

REXAM BRAZIL CLOSURE INC.,

REXAM BEVERAGE CAN SOUTH AMERICA S.A.

and

BERRY PLASTICS CORPORATION

dated as of

June 19, 2011

i

ii

iii

INDEX TO SCHEDULES

Descriptions	Schedule Numbers
Rexam Closures	1
Purchase Price Allocation	2.2(a)
Calculation of Closing Cash Amount, Closing Indebtedness and Working Capital as of Closing	2.3(a)
Required Selling Parties’ Consents	3.2(b)
Required Purchaser’s Consents	3.3(b)
Retained Business Employee	2
Jurisdiction of Formation of the Selling Parties and the Subject Companies	4.1(a)
Directors and Officers of the Subject Companies	4.1(b)
Conflicts and Consents of the Selling Parties	4.4
Capitalization of the Subject Companies	4.5
Subsidiaries	4.7
Financial Statements	4.8
Books of Account and Financial Records; Internal Controls	4.8(c)
Undisclosed Liabilities	4.9
Absence of Certain Changes	4.10
Real Property	4.11(a)
Personal Property Leases	4.11(b)
Contracts and Commitments	4.12(a)
Defaults	4.12(b)
Insurance	4.13
Litigation Matters	4.15
Environmental Matters	4.16
US Benefit Plans	4.18(a)
Qualified Plans	4.18(b)(vi)
Foreign Benefit Plans	4.18(c)
Effect of Transaction	4.18(g)
Business Employees	4.18(h)
Tax Matters	4.19
Company Intellectual Property	4.20(a)
Royalties	4.20(c)
Labor Matters	4.21
Bank Accounts of Foreign Subsidiaries	4.22
Transactions with Affiliates	4.26
Food and Drug Safety Matters	4.27
Product Liability	4.28
Top Customers	4.29(a)(i)
Reduction and Termination of Business with Customers	4.29(a)(ii)
Top Suppliers	4.29(b)(i)
Reduction and Termination of Business with Suppliers	4.29(b)(ii)
Conflicts and Consents of Purchaser	5.3
Interim Operations of the Subject Companies	6.1
Planned Capital Expenditures	6.1(b)
Withdrawal from Parent Plans	6.5(a)(i)
Subject Company Foreign Plans	6.5(a)(ii)
Business Employees Not Actively at Work	6.5(b)(i)
Sale Incentive Agreements	6.5(g)(i)
Severance Agreements	6.5(g)(ii)
Intercompany Arrangements	6.6
Pending Insurance Claims	6.10
Intercompany Indebtedness	6.11(b)
Satisfaction of Intercompany Indebtedness	6.11(c)
Bank Accounts of the Subject Companies	6.13
Restructuring	6.17
Replacement of Letters of Credit	6.18
Known RECs	Known REC Schedule

i

INDEX TO EXHIBITS

1	Forms of Contribution Agreements
2	UK and Guernsey Assets
3.2(e)	Form of Transition Services Agreement
3.2(f)	Forms of Manufacturing Agreements
3.2(g)	Intellectual Property Transfer Agreement

ii

EQUITY PURCHASE AGREEMENT

I N T R O D U C T I O N

THIS EQUITY PURCHASE AGREEMENT is made and entered into as of June 19, 2011, by and among REXAM INC., a Delaware corporation (“RI”), REXAM CLOSURES AND CONTAINERS INC., a Delaware corporation (“RCCI”), REXAM CLOSURE SYSTEMS INC., a Delaware corporation (“RCSI”), REXAM PLASTIC PACKAGING INC., a Delaware corporation (“RPPI”), Rexam Brazil Closure Inc., a Delaware corporation (“Rexam Brazil (US)”), Rexam Beverage Can South America S.A. (“Rexam Beverage,” and together with RI, RCCI, Rexam Brazil (US), RCSI and RPPI, the “Selling Parties” and each a “Selling Party”); and Berry Plastics Corporation, a Delaware corporation (“Purchaser”).  Purchaser and the Selling Parties are referred to herein collectively as the “Parties” and individually as a “Party.”  Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in Article I hereof.

R E C I T A L S:

WHEREAS, RI is the legal and beneficial owner of all of the outstanding Capital Stock of (i) Rexam Closures Kentucky Inc., a Delaware corporation (“Rexam Kentucky”), and (ii) Rexam Delta Inc., a Delaware corporation (“Rexam Delta”);

WHEREAS, RCCI operates the Business through its facilities located in Evansville, Indiana and Princeton, Indiana;

WHEREAS, RCSI is the legal and beneficial owner of all of the outstanding Capital Stock of (i) Rexam Brazil (US), (ii) Closures & Packaging Services, Ltd., a company organized under the laws of Guernsey (“Rexam Guernsey”), and (iii) Rexam Singapore PTE Ltd., a company organized under the laws of Singapore (“Rexam Singapore”);

WHEREAS, (i) Rexam Brazil (US) and RCSI are the legal and beneficial owners of approximately ninety-nine percent (99%) and one percent (1%), respectively, of all of the outstanding Capital Stock of Rexam Participacoes Ltda., a limited liability company organized under the laws of Brazil (“Rexam Participacoes”), and (ii) Rexam Participacoes and Rexam Beverage are the legal and beneficial owners of approximately ninety-nine percent (99%) and one percent (1%), respectively, of all of the outstanding Capital Stock of Rexam Plasticos do Brasil Ltda., a limited liability company organized under the laws of Brazil (“Rexam do Brasil”);

WHEREAS, Rexam Guernsey is the legal and beneficial owner of all of the outstanding Capital Stock of Rexam Closures & Packaging Services (U.K.) Ltd., a limited liability company organized under the laws of the United Kingdom (“Rexam UK”);

WHEREAS, Rexam Singapore is the legal and beneficial owner of approximately sixty percent (60%) of all of the outstanding Capital Stock of Rexam Malaysia Sdn. Bhd. (Malaysia), a private company organized under the laws of Malaysia (“Rexam Malaysia”);

WHEREAS, RPPI and RCSI are the legal and beneficial owners of approximately one percent (1%) and ninety-nine percent (99%), respectively, of all of the outstanding Capital Stock of Rexam de Mexico S. de R.L. de C.V., a limited liability company organized under the laws of Mexico (“Rexam Mexico”);

WHEREAS, Rexam Mexico is the legal and beneficial owner of fifty percent (50%) of the outstanding Capital Stock of Rexam Mega S.A. de C.V., a corporation organized under the laws of Mexico (“Rexam Mega”);

WHEREAS, prior to the Closing the Selling Parties will complete the following internal restructuring transactions: (i) RCCI will transfer its assets and liabilities relating primarily or exclusively to the Business to Rexam Closures LLC, a Delaware limited liability company (“Rexam Closures LLC”) as set forth in the RCCI Contribution Agreement, (ii) RCSI will transfer to Rexam Closure Systems LLC, a Delaware limited liability company (“Rexam Closure Systems LLC”) its assets and liabilities relating primarily or exclusively to the Business as set forth in the RCSI Contribution Agreement, and (iii) the Selling Parties will complete or cause to be completed certain other transactions, in each case, subject to and in accordance with the terms of Section 6.17; and

WHEREAS, at the Closing the Selling Parties will sell, transfer and deliver (or cause to be sold, transferred and delivered) to Purchaser (i) all of the outstanding Capital Stock of Rexam Kentucky, Rexam Delta, Rexam Closures LLC, Rexam Closure Systems LLC, Rexam Mexico, Rexam Singapore and Rexam Participacoes and (ii) the Capital Stock in Rexam do Brasil held by Rexam Beverage (collectively, the “Purchased Equity”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

 Section 1.1    Definitions.  For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

“$” or “USD” means United States Dollars.

“338(g) Election” is defined in Section 9.7.

“2010 Pro Forma Balance Sheet” means the unaudited combined statement of net assets of the Business, as at December 31, 2010.

“2010 Pro Forma Financial Statements” means (i) the 2010 Pro Forma Balance Sheet, (ii) the unaudited combined statement of operating income of the Business for the year ended December 31, 2010, and (iii) the unaudited statement of combined operating cash flow of the Business for the year ended December 31, 2010.

“Acquired Business” is defined in Section 6.14(b)(ii).

“Acquired Competing Operations” is defined in Section 6.14(b)(ii).

“Action” means any administrative, regulatory or judicial action, suit, arbitration or proceeding or any investigations or inquiries pursuant to any written notice of investigation or inquiry by any Person or by or before any Governmental Entity.

“Affiliate” of any Person means a Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, the first Person.  For purposes of this definition, the term “control,” “controlled by” or “under common control with” means the power, direct or indirect, to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

“Affiliate Transaction” is defined in Section 4.26.

“Agreement” or “this Agreement” means this Equity Purchase Agreement, together with the Exhibits and Schedules hereto.

“Allocation” is defined in Section 2.4.

“American Subsidiaries” means collectively, and “American Subsidiary” means any of, the following: (i) Rexam Kentucky, (ii) Rexam Delta, (iii) RCCI but solely to the extent it or its Subsidiaries relate to the Business and solely for the time period prior to the Restructuring, (iv) Rexam Closures LLC, (v) RCSI but solely to the extent it or its Subsidiaries relate to the Business and solely for the time period prior to the Restructuring, (vi) Rexam Closure Systems LLC and (vii) each of the Subsidiaries (other than any Foreign Subsidiary) of any of the entities named in (i) through (vi), if any.

“Ancillary Agreements” means the Transition Services Agreement, the Manufacturing Agreements, the Contribution Agreements and any related document, instrument or agreement executed in connection with this Agreement.

“Applicable Law” means, with respect to any Person, any foreign, federal, state, local or municipal law, ordinance, regulation, rule, statute or treaty applicable to such Person.

“Applicable Remediation Standards” mean those standards with respect to the presence of a Hazardous Substance on, under or emanating from a Real Property which (A)  are sufficient to satisfy the requirements of the regulatory authorities having jurisdiction so that such regulatory authorities affirmatively  issue a letter or other document confirming that no further action is required with respect to the investigation, cleanup, remediation or  monitoring with respect to such Hazardous Substance or (B) where the regulatory authorities do not issue such letters or other documents, satisfy the publicly promulgated requirements of Environmental Law and such regulatory authorities with respect to the satisfactory completion of investigation, remediation, cleanup and monitoring of such Hazardous Substance as set forth in a certification  of the Control Party’s independent environmental consultant and approved in writing by the non-Control Party, acting reasonably, provided that the standards must be those which will  not unreasonably restrict general industrial activity at the Real Property.

“Assumed Liabilities” means the “Assumed Liabilities” as defined in the Contribution Agreements and any other liabilities that are assumed by a Target Entity in a Transfer Agreement.

“Audited Carve Out Financial Statements” means (i) the audited combined balance sheet of Rexam Closures, as of December 31, 2010 and 2009, (ii) the audited combined statement of operations for each of the years ended December 31, 2010, 2009 and 2008, and (iii) the audited combined statement of cash flows from operations of Rexam Closures, for each of the fiscal years ended December 31, 2010, 2009 and 2008, each as prepared in accordance with US GAAP applied on a consistent basis.

“Audits” is defined in Section 4.19(d).

“Balance Sheet Date” means December 31, 2010.

“Bankruptcy and Equity Exception” is defined in Section 4.3.

“Board of Directors” means, as applicable, the board of directors, the supervisory board, the managing partner or any other similar body charged with similar supervisory responsibility over the establishment and implementation of corporate policies for any entity named herein.

“Business” means the business conducted by the Subject Companies and their Affiliates as reflected in the 2010 Pro Forma Financial Statements, of developing, manufacturing, distributing and selling (i) plastic closures, fitments and dispensing closure systems, and jars and (ii) plastic containers solely for use for printing inks and toners that are incorporated into printers; provided, however, as used herein, “Business” shall not include any of the “Retained Business.”

“Business Day” means a day (other than Saturday or Sunday) on which banks are generally open in the State of New York, USA for ordinary business.

“Business Employee” means each person with whom a Subject Company (other than Rexam Mega) maintains on the Closing Date an employer-employee relationship (including any individual on short-term disability, workers’ compensation or other approved leave of absence) whose primary job responsibilities relate to the Business (other than the Retained Employee).

“Cap Amount” is defined in Section 10.5(a).

“Capital Expenditures Amount” means $38,525,929 multiplied by a fraction, the numerator of which is the number of days from January 1, 2011 through the Closing Date and the denominator of which is 360 days.

“Capital Stock” means, as applicable, shares of capital stock, partnership interests, membership interests, quotas, or any similar term under local law.

“Cash” means cash, cash equivalents and marketable securities (other than petty cash).

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sec. 9601 et seq., as amended from time to time.

“Claim Notice Period” is defined in Section 10.4(d).

“Closing” means the closing referred to in Section 3.1.

“Closing Cash Amount” is defined in Section 2.2(a)(ii).

“Closing Date” is defined in Section 3.1.

“Closing Date Interest Rate” means a rate equal to the prime rate as reported in the Wall Street Journal (New York edition) on the Closing Date plus 1.0%.

“Closing Indebtedness” is defined in Section 2.2(a)(iii).

“Closing Statement” is defined in Section 2.3(a).

“COBRA” is defined in Section 6.5(e).

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Taxation Group” means any consolidated, combined or unitary group or any profit and/or loss sharing, affiliated group relief, capital gains, value added taxes, goods and services, group payment or similar group or fiscal unity for Tax purposes that includes (by election or otherwise) (i) a Selling Party or any of its Affiliates and (ii) any Target Entity (or the assets or activities of any Target Entity).

“Company Intellectual Property” means (i) all Patents and Trademarks listed on Schedule 4.20(a) or otherwise owned by or licensed to a Subject Company (and, following the completion of the Restructuring, a Target Entity), (ii) all Copyrights and Trade Secrets listed on Schedule 4.20(a) or otherwise owned by a Subject Company (and, following the completion of the Restructuring, a Target Entity), and (iii) all Patents, Trademarks, Copyrights and Trade Secrets licensed to a Subject Company (and, following the completion of the Restructuring, a Target Entity), including pursuant to a License listed on Schedule 4.20(a), and Development Technology.

“Company Material Adverse Effect” means any effect, event or occurrence that is, or is reasonably likely to be, materially adverse to the assets, liabilities, financial condition or results of operations of the Subject Companies or the Business as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect (except, in the case of clause (c) or (e) any such effect, event or occurrence if it disproportionately affects the Subject Companies relative to other companies in the industries in which the Subject Companies participate): (a) any failure by a Subject Company to meet any internal or published projections, forecasts, or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided, that the underlying causes of any such failure may be considered in determining whether a Company

Material Adverse Effect exists); (b) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement or pendency of the Transactions; (c) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions generally affecting (i) the industries in which the Subject Companies participate (including fluctuating conditions resulting from cyclicality, seasonality or weather patterns affecting the Subject Companies, including their customers and suppliers), (ii) the U.S., European, South American, Asian or world economy as a whole, or (iii) the economy of any foreign country as a whole in which country a Subject Company has operations or sales; (d) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement or any of the Ancillary Agreements (provided, however, that this clause (d) shall not diminish the effect of, and shall be disregarded for purposes of, any representations and warranties made in Section 4.4 and Section 4.12(b)(ii)); or (e) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in accounting requirements or principles or any change in Applicable Laws or the interpretation or enforcement thereof.  References in this Agreement to $ or USD amount thresholds shall not be deemed to be evidence of a Company Material Adverse Effect or materiality.

“Competing Business” is defined in Section 6.14(a).

“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the Business or the products, financial condition, services or research or development of the Subject Companies, the Selling Parties or Purchaser or their respective suppliers, distributors, customers, independent contractors or other business relations, including the following:  (i) internal business and financial information (including information relating to strategic and staffing plans and practices, business, finances, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, any Parties’ suppliers, distributors, customers, independent contractors or other business relations and their confidential information; (iii) trade secrets, know-how, compilations of data and analyses, processes, techniques, systems, formulae, recipes, research, records, reports, manuals, documentation, models, data and data bases relating thereto; (iv) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable); and (v) other Company Intellectual Property.  Notwithstanding the foregoing, the term “Confidential Information” shall not include information that (w) is generally known or available to the public through no action or omission on the part of the disclosing party at the time of disclosure; (x) becomes known to the disclosing party from a source other than the disclosure of information in confidence in connection with the Transactions, without a breach of any agreement with the other party and without any restriction on disclosure; (y) is required to be disclosed by judicial Order; provided, however, that prompt notice of said judicial Action shall have been given to the non‑disclosing party; or (z) is disclosed after written approval for such disclosure has been given by the party whose confidential information is being requested to be released.

“Confidentiality Agreement” means that certain confidentiality agreement dated as of November 24, 2010 between RI and Berry Plastics Corporation.

“Contingent Indebtedness” means, with respect to any Subject Company at any date, without duplication:  all Indebtedness of any other Person (i) secured by any claim, liability or Encumbrance on any assets of such Subject Company, even though such Subject Company has not assumed or otherwise become liable for the payment thereof, but excluding customer deposits and interest payable thereon in the ordinary course of business and consistent with past practice, and (ii) guaranteed by such Subject Company (including guarantees in the form of an agreement to repurchase or reimburse).

“Contribution Agreements” means (i) the Contribution, Assignment and Assumption Agreement between Rexam Closure Systems Inc. and Rexam Closure Systems LLC, substantially in the form attached hereto as Exhibit 1, and (ii) the Contribution, Assignment and Assumption Agreement between Rexam Closures and Containers Inc. and Rexam Closures LLC, substantially in the form attached hereto as Exhibit 1.

“Control Party” is defined in Section 10.6(b).

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or (v) under corresponding or similar provisions of foreign laws or regulations.

“Copyrights” means U.S. and foreign registered and material unregistered copyrights, all rights of publicity and all registrations and applications to register the same.

“Covered Employee” is defined in Section 6.14(c).

“Covered Request” is defined in Section 6.7.

“CPA Firm” is defined in Section 2.3(d).

“Current Assets” means the current assets of the Business calculated in accordance with IFRS and Schedule 2.3(a); provided, however, that in calculating the Working Capital as of the Closing, the Parties agree and acknowledge that any Cash shall be excluded as a current asset.

“Current Liabilities” means the current liabilities of the Business calculated in accordance with IFRS and Schedule 2.3(a); provided, however, that in calculating the Working Capital as of the Closing, the Parties agree and acknowledge that any outstanding checks of bank accounts of the American Subsidiaries shall be excluded as a current liability (which outstanding checks, for the avoidance of doubt, shall be a liability of the Selling Parties and not the Target Entities).

“D&O Indemnified Parties” is defined in Section 6.8(a).

“Debt Financing” is defined in Section 6.3(d).

“Deductible Amount” is defined in Section 10.5(a).

“De Minimis Amount” is defined in Section 10.5(a).

“Development Technology” means all underlying development technology owned by a Subject Company (and, following the completion of the Restructuring, a Target Entity) used, held for use, or intended for use primarily or exclusively with the Business including (a) product development files, (b) prototypes, (c) prototype molds, (d) prototype molds held by third party designers, developers, and manufacturers, (e) mold drawings, (f) unfiled patent disclosures, (g) abandoned patent applications, and (h) product concepts.

“DOJ” means the Antitrust Division of the United States Department of Justice.

“Encumbrances” means any and all liens, charges, title defects, security interests, easements, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever.

“Environmental Law” means all Applicable Laws, including, for this purpose, all common law, governing public or worker health or safety, pollution or the protection of the environment; provided, however, that the term “Environmental Law” shall not include any Law relating to public or worker health or safety matters to the extent not related to hazardous or toxic materials, wastes or substances.

“Environmental Liability” means any liability (contingent or otherwise) or investigatory, corrective or remedial obligation that arises under or relates to any Environmental Laws, including those relating to (i) violations of, or noncompliance with, Environmental Laws or (ii) the handling, treatment, storage, disposal, arrangement for disposal, release or threatened release of, or exposure to, any hazardous material, substance or waste.

“Environmental Representatives” is defined in Section 10.6(e).

“Erie Facility” means the Owned Real Property located in Erie, Pennsylvania.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with an American Subsidiary would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“Estimated Purchase Price” is defined in Section 2.2(b).

“Exchange Rate” means the applicable rate for each local currency as determined in accordance with IFRS, and where the spot rate of exchange is to be used, it shall be that spot rate of exchange in the relevant currency against USD on the relevant date as reported in the Financial Times (London Edition) as the “closing mid-point” rate for dealings in the relevant currency on the relevant date, noting that such report is of the previous Business Day’s trading and is the rate for value two Business Days after the trade date.

“Excluded Taxes” means any of the following Taxes in excess of the amount accrued as a Current Liability in the Closing Statement in respect of such Taxes (and specifically identified as such):  (i) any Taxes imposed on or with respect to the Target Entities or with respect to the Business, the Transferred Assets or the Assumed Liabilities, for any Pre-Closing Tax Period, (ii) any Taxes imposed on or with respect to the Retained Business or the Specified Liabilities, or any of the Selling Parties or their Affiliates (other than the Target Entities), (iii) any Taxes of any Person (other than a Target Entity), for which the Target Entity may be liable (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law) as a result of having been a member of any Combined Taxation Group prior to the Closing, or (B) as a transferee or successor, by contract (including without limitation any Tax sharing, allocation, indemnity or similar agreement or arrangement) or otherwise (in the case of subclause (B), resulting from a transaction occurring at or prior to the Closing), (iv) any Taxes (including, without limitation, any Non-Resident Capital Gain Tax) imposed as a result of the Restructuring, any actions taken pursuant to Sections 6.11(c) or 6.17, or 6.18, or the transfer of the Purchased Equity (in each case other than any Transfer Taxes for which the Purchaser is responsible under Section 9.4), the Transferred Assets or the Specified Liabilities (whether imposed by withholding or otherwise and whether calculated by reference to transfer price, net gain or otherwise), (v) any Taxes arising out of, attributable to, or resulting from any inaccuracy in or breach of any of the representations or warranties contained in the first sentence of Section 4.1, the first two sentences of Section 4.5, the first three sentences of Section 4.7, Section 4.19(h), or Section 4.19(j) (disregarding any qualification on any such representation or warranty as to materiality or Company Material Adverse Effect and disregarding any exception to any such representation or warranty contained in the attached Schedules or the Pro Forma Financial Statements), (vi) any Taxes arising out of, attributable to, or resulting from any breach or nonperformance by Seller of any of their covenants contained in this Agreement, (vii) any Taxes attributable to the portion of any consolidated “overall foreign loss” account or consolidated “separate limitation loss” account (as defined in Section 904(f) of the Code) allocated to any American Subsidiary pursuant to Treasury Regulation Section 1.1502-9, (viii) in the case of a Straddle Period of any Target Entity (other than a Target Entity that is an American Subsidiary), any Taxes arising out of amounts includible by Purchaser (or any of its Affiliates) or any other Target Entity under Section 951 of the Code to the extent attributable to the Pre-Closing Tax Period portion of such Straddle Period of the Target Entity, (ix) any Transfer Taxes for which the Selling Parties are liable pursuant to Section 9.4 and (x) any profit sharing determined pursuant to applicable Mexican laws for the Pre-Closing Tax Period or as a result of the transactions contemplated by this Agreement, in each case, together with any costs and expenses, including reasonable legal fees and expenses, attributable thereto.

“Existing Guarantee” is defined in Section 6.18.

“Final Purchase Price” is defined in Section 2.3(f).

“Food and Drug Safety Laws” is defined in Section 4.27(a).

“Foreign Antitrust Administrator” means any Governmental Entity administering any Foreign Antitrust Laws.

“Foreign Antitrust Laws” means any applicable antitrust and competition laws of the European Union and any country other than the United States.

“Foreign Benefit Plans” is defined in Section 4.18(c).

“Foreign Subsidiaries” means collectively, and “Foreign Subsidiary” means any of, the following (and each of their respective Subsidiaries): (i) Rexam Guernsey, (ii) Rexam Singapore, (iii) Rexam UK, (iv) Rexam Malaysia, (v) Rexam do Brasil, (vi) Rexam Participacoes, (vii) Rexam Mexico and (viii) Rexam Mega.

“FTC” means the United States Federal Trade Commission.

“Governmental Entity” means a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency.

“Hazardous Substance” means any “hazardous substance” as defined in CERCLA (or with respect to a Foreign Subsidiary, where defined under comparable foreign law) or any other material, substance or waste as to which liability or standards of conduct may be imposed pursuant to any Environmental Laws.

“HSR Act” means the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means the International Financial Reporting Standards as adopted by the European Union as in effect at the time the applicable financial statements were prepared.

“Imposition” is defined in Section 10.6(d).

“Indebtedness” means, with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money or in respect of loans or advances, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all negative cash and obligations arising from cash/book overdrafts, outstanding checks or wire transfers issued or initiated (and not cleared), (iv) all indebtedness for the deferred purchase price of property or services with respect to which a Person is liable as obligor (other than trade payables incurred in the ordinary course of business), (v) all obligations in respect of capital leases, (vi) in the event of any Swap Agreements being terminated on the date Indebtedness of such Person is being determined, all net payments that such Person has to make as a result of such early termination, (vii) all accrued interest related to any of the foregoing,  (viii) all prepayment premiums or penalties or fees or breakage costs related to any of the foregoing in the event such items of Indebtedness are being terminated on the date Indebtedness of such Person is being determined and (ix) the Capital Expenditures Amount less the amount actually spent, paid and disbursed on capital expenditures for the Business from January 1, 2011 through the date of Closing (it being understood that in no event shall an amount greater than $8,331,272 be deemed to have been spent, paid or disbursed on capital expenditures from January 1, 2011 through May 31, 2011 for purposes of this calculation).  Notwithstanding the foregoing, for purposes of determining the Total Purchase Price, Closing Indebtedness shall not include any amounts which are included as Current Assets or Current Liabilities in calculating the Working Capital as of the Closing Date; provided, however, that accrued capital expenditures that are invoiced shall be included as a Current Liability and shall not be deemed to be amounts actually spent, paid and disbursed on capital expenditures from January 1, 2011 through the date of Closing for purposes of the Indebtedness definition.

“Indemnified Party” means any Person claiming indemnification under any provision of Section 9.3 or Article X.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Section 9.3 or Article X.

“Indemnity Notice” is defined in Section 10.4(d).

“Insurance Coverage” means any insurance coverage maintained by, or on behalf of, a Subject Company or any of its respective Affiliates.

“Intellectual Property” means Trademarks, Patents, Copyrights, Trade Secrets and Licenses, and all Development Technology.

“Intellectual Property Transfer Agreement” is defined in Section 3.2(g).

“Inventory” means raw materials (including regrind), work-in-process, finished goods and all supplies held for consumption in the Business wherever located, including consignment inventory and inventory on order for or in transit to or from the Business.  Spare parts shall be counted as part of Inventory, except for spare parts located at RCSI’s Erie, Pennsylvania and Hattiesburg, Mississippi facilities.

“Known RECs” means all recognized environmental conditions identified on the Known REC Schedule hereto (as such Schedule may be amended by mutual agreement, evidenced in writing by each of RI and Purchaser prior to the Closing to reflect matters identified on or prior to Closing).

“Leased Real Property” means all real property that is leased, or licensed for occupation, by a Subject Company as tenant or that is utilized primarily in connection with the Business.

“Licenses” means all licenses and agreements pursuant to which a Subject Company has acquired rights in or to any Intellectual Property from any Person (other than off-the-shelf shrink wrap licenses or any “click through” licenses), or licenses and agreements pursuant to which a Subject Company has licensed or transferred the right to use any Intellectual Property to any Person.

            “Losses” means any and all damages, awards, fines, costs, fees, penalties, deficiencies, losses, Taxes, amounts paid or incurred in defense and/or settlement and related expenses, including interest, court and other legal proceeding costs, fees of attorneys, accountants, and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment, but excluding lost profits, consequential, punitive, special or indirect damages, unless (i) Losses are being calculated in connection with any indemnification obligations arising under the last sentence of Section 6.18 in which case loss profits, consequential, punitive, special and indirect damages shall be included in such calculation or (ii) awarded in an indemnification claim relating to a Third Party Claim.  In respect of any Losses incurred by Rexam Malaysia or Rexam Mega that are indemnifiable Losses of the Purchaser Indemnified Parties under Article X, the amount of such Loss incurred by such Purchaser Indemnified Parties shall be determined using the applicable Proportionate Equity Share of the Losses with respect to Rexam Malaysia or Rexam Mega, as the case may be.

“Manufacturing Agreements” is defined in Section 3.2(f).

“Material Contract” is defined in Section 4.12(a).

“Non-Excluded Taxes” means (i) any Taxes imposed on or with respect to the Target Entities or with respect to the Business, the Transferred Assets or the Assumed Liabilities (A) for any Post-Closing Tax Period or (B) on any transaction not contemplated by this Agreement outside of the ordinary course of business occurring on the Closing Date but after the transfer of the Purchased Equity and (ii) any Transfer Taxes for which Purchaser is liable pursuant to Section 9.4; provided, however, that Non-Excluded Taxes shall not include any Excluded Taxes.

“Non-Resident Capital Gain Tax” means any Taxes imposed as a result of a sale of the Purchased Equity, the Transferred Assets or the Assumed Liabilities by a non-resident of the Taxing jurisdiction (whether imposed by withholding or otherwise and whether calculated by reference to transfer price, net gain or otherwise).

“Operating Document” means with respect to any corporation, public limited company, limited company, limited liability company, partnership, or other legally authorized incorporated or unincorporated entity, the bylaws, operating agreement, partnership agreement, or other applicable documents relating to the operation, governance or management of such entity.

“Order” means any order, writ, judgment, decision, decree, ruling, assessment, award, injunction or similar order or requirement of any Governmental Entity (in each case whether preliminary or final) applicable to such Person or such Person’s assets or properties.

“Organizational Document” means with respect to any corporation, public limited company, limited company, limited liability company, partnership, or other legally authorized incorporated or unincorporated entity, the articles of incorporation, certificate of incorporation, articles of organization, articles of association or other applicable organizational or charter documents relating to the creation of such entity.

“Other Rexam Party” is defined in Section 4.8(c).

“Outside Date” is defined in Section 8.1(c).

“Owned Real Property” means all real property that is owned in fee simple by a Subject Company, including, for the avoidance of doubt, any real property that is owned in fee simple by a Selling Party or its Affiliates that is a Transferred Asset (together with all buildings, structures, fixtures and all improvements located thereon and all rights, appurtenances and hereditaments related thereto, including all easements, rights of way, air rights and development rights).

“Parent Plans” is defined in Section 6.5(a)(i).

“Party” and “Parties” are defined in the Introduction.

“Patents” means issued U.S. and foreign patents and pending patent applications, patent disclosures and any and all issued or pending divisions, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and similar statutory rights.

“Permitted Encumbrances” means any (i) liens for local property Taxes arising in the ordinary course of business assessed by state or local jurisdictions not yet due and payable; (ii)  imperfections of title, easements, rights-of-ways, covenants and encumbrances, if any, which do not materially and adversely affect the marketability of title to such real property or materially detract from the value of or materially interfere with the present use, operation and occupancy of the assets subject thereto or affected thereby or otherwise interfere in any material respect with the conduct of the Business as presently conducted, and do not interfere with, and are not violated by, the consummation of the Transactions; (iii) mechanics’, carriers’, workmen’s, repairmen’s, statutorily imposed or other like liens arising or incurred in the ordinary course of business, in each case for sums not yet due or being contested in good faith by appropriate proceedings; (iv) liens arising under original purchase price conditional sales contracts and equipment leases with third parties that are contracts entered into in connection with a Subject Company in the ordinary course of business; (v) limitations on the rights of a Subject Company under any contract, lease or other agreement that are expressly set forth in such contract, lease or other agreement that are incurred in the ordinary course of business; (vi) with respect to the Real Property, zoning, building codes and other land use laws regulating the use or occupancy of such Real Property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such Real Property, in each case that do not materially adversely affect the value, use, occupancy or operation of such property to which such Encumbrance relates or materially impair such property’s use in the operation of the Business; (vii) all documents recorded in the public records in the county where the Real Property is located; and (viii) all other matters affecting title which have been waived in writing or consented to in writing by Purchaser.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Property Lease” means each lease pursuant to which a Subject Company leases any personal property in connection with the conduct of the Business, including any finance or operating lease (excluding leases relating solely to personal property calling for rental or similar periodic payments not exceeding $150,000 per annum or which are terminable without penalty upon thirty (30) days or less prior notice).

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and the portion of any Straddle Period that begins after the Closing Date.

“Pre-Closing Erie Onsite Environmental Liability” means any Environmental Liability attributable or relating to, resulting from, or caused by the Erie Facility, including any environmental conditions on, under, or emanating from the Erie Facility, except where the

Selling Parties demonstrate, by clear and convincing evidence, that all of the facts and conditions underlying such Environmental Liability were first caused after the Closing.

“Pre‑Closing Tax Period” means any Tax period ending on or prior to the Closing Date and the portion of any Straddle Period that ends on the Closing Date.

“Pro Forma Financial Statements” means (i) the unaudited combined statement of net assets of the Business, as at December 31, 2010 and 2009, (ii) the unaudited combined statement of operating income of the Business for each of the years ended December 31, 2010 and 2009, and (iii) the unaudited statement of combined operating cash flow of the Business for the twelve-month period ending December 31, 2010.

“Proportionate Equity Share” means, in the case of Rexam Malaysia, 60%, and in the case of Rexam Mega, 50%.

“Purchaser DC Plan” is defined in Section 6.5(f).

“Purchased Equity” is defined in the Recitals.

“Purchaser” is defined in the Introduction.

“Purchaser Indemnified Party” and “Purchaser Indemnified Parties” are defined in Section 10.2.

“Qualified Plans” is defined in Section 4.18(b)(vi).

“RCCI” is defined in the Introduction.

“RCSI” is defined in the Introduction.

“Real Property” means all Leased Real Property and Owned Real Property.

“Real Property Lease” means a lease, sublease, license or other agreement (and any and all amendments thereto) under which a Subject Company uses or occupies, or has the right to use or occupy, Leased Real Property which involves annual lease payments in excess of $100,000.

“Release” means any “release” as defined in CERCLA (or with respect to the Foreign Subsidiaries, where defined under comparable foreign law).

“Remedial Action” is defined in Section 10.6(a).

“Restructuring” is defined in Section 6.17.

“Retained Business” means the business of developing, manufacturing, distributing and selling plastic products and performing plastic-related services in the healthcare (including products such as vitamins, minerals, supplements and nutraceuticals), food container (including lids) and personal care markets (which for personal care and healthcare markets, but not for the food container market, includes products such as closures (such as lined and unlined closures), fitments and dispensing systems, cosmetics (other than jars), vials, tubes, containers, lids and medical devices) and metal ends and closures with plastic fitments solely for metal beverage containers.

“Retained Employee” means the person set forth on Schedule 2.

“Retained Environmental Liability” means any Environmental Liability, whether or not set forth on the Schedules hereto, attributable or relating to, resulting from or caused by (i) any real property, improvement, or facility now or previously owned, operated or leased by any of the Subject Companies or the Business (or any of the Selling Parties with respect to the Business), other than the Real Property, (ii) the offsite treatment, storage, disposal or arrangement for disposal of Hazardous Substances by any of the Selling Parties or the Subject Companies or otherwise in connection with the Business (including any such Hazardous Substances generated in connection with operations upon the Real Property) in each case prior to the Closing, (iii) any Pre-Closing Erie Onsite Environmental Liabilities or (iv) any Known RECs.

“Rexam Accounting Policies” means Rexam PLC’s financial procedures and controls as of December 31, 2010.

“Rexam Beverage” is defined in the Introduction.

“Rexam Brazil (US)” is defined in the Introduction.

“Rexam Closures” means Rexam Closures, a component of Rexam PLC, as further described in the Audited Carve Out Financial Statements and the notes thereto and Schedule 1 hereto.

“Rexam Closures LLC” is defined in the Recitals.

“Rexam Closure Systems LLC” is defined in the Recitals.

“Rexam Delta” is defined in the Recitals.

“Rexam do Brasil” is defined in the Recitals.

“Rexam Guernsey” is defined in the Recitals.

“Rexam Kentucky” is defined in the Recitals.

“Rexam Malaysia” is defined in the Recitals.

“Rexam Mega” is defined in the Recitals.

“Rexam Mexico” is defined in the Recitals.

“Rexam Participacoes” is defined in the Recitals.

“Rexam Singapore” is defined in the Recitals.

“Rexam UK” is defined in the Recitals.

“Rexam Way Licenses” means those certain license agreements entered into by Rexam PLC and each of the Subject Companies which provide each such Subject Company with a non-exclusive, royalty bearing license to use the phrase “Rexam Way” and related marketing intangibles.

“RI” is defined in the Introduction.

“RPPI” is defined in the Introduction.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Indemnified Party” and “Seller Indemnified Parties” are defined in Section 10.3.

“Selling Party” and “Selling Parties” are defined in the Introduction.

“Selling Parties’ Knowledge” means the actual (and not constructive or imputed) knowledge, after reasonable inquiry, of the following individuals:  Frank Brown, Ron Glasshoff, Larry Drennan, Steve Wirrig, Gary Abraham, Lisa Hysko, Scott Crawford and Alejandro Martinez.

“Selling Parties’ Objection” is defined in Section 2.3(c).

“Settled Intercompany Transactions” is defined in Section 6.11(c).

“Shared Business Contract” means any agreement of the Selling Parties or their Affiliates (including the Subject Companies) that is (i) a Transferred Business Contract but inures in part to the benefit or burden of a Retained Business or otherwise to the Selling Parties’ other businesses or (ii) not a Transferred Business Contract but that inures in part to the benefit or burden of the Business.

“Shared Intellectual Property” means any Intellectual Property of the Selling Parties or their Affiliates (including the Subject Companies) that is (i) a Transferred Asset but is used in or was planned for use in the Retained Business or the Selling Parties’ other businesses on or prior to the Closing Date or (ii) not a Transferred Asset but is used in or was planned for use in the Business on or prior to the Closing Date; provided, that Shared Intellectual Property shall not include any Intellectual Property that is provided to the Target Entities pursuant to the terms of the Transition Services Agreement or any of the Intellectual Property referenced in Section 6.12.

 “Specified Liabilities” means (i) the “Excluded Liabilities” as defined in the Contribution Agreements and any other liabilities of a Selling Party or its Affiliates that are excluded in a Transfer Agreement, (ii) all liabilities to the extent related to the Retained Business and all other businesses of the Selling Parties (other than, in each case, the Business), including corporate liabilities of the Selling Parties’ ultimate parent company relating to its status as a public company, (iii) all liabilities related to real property, facilities or businesses divested or sold, or any real property or facilities discontinued or shutdown prior to the Closing Date by the

Selling Parties or their current or former Affiliates, whether or not related to the Business, (iv) all liabilities related to the operation of the business of Rexam Singapore and Rexam Mexico prior to the Closing and (v) all Retained Environmental Liabilities.

“Straddle Period” is defined in Section 9.2(c).

“Subject Companies” means collectively, and “Subject Company” means any of, the American Subsidiaries and Foreign Subsidiaries.

“Subject Company Foreign Plans” is defined in Section 6.5(a)(ii).

“Subsidiary” means with respect to any Person (i) any entity, whether incorporated or unincorporated, of which at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors is directly or indirectly owned or controlled by such Person or (ii) any partnership where such Person (or any entity meeting the criteria in part (i) of this definition with respect to such Person) is a general partner (excluding any such partnership where such Person (or any entity meeting the criteria in part (i) of this definition with respect to such Person) does not have a majority of the voting interest in such partnership).

“Swap Agreement” is defined in Section 4.12(a)(xiii).

“Target Entities” means collectively, and “Target Entity” means any of, Rexam Kentucky, Rexam Delta, Rexam Closures LLC, Rexam Closure Systems LLC, Rexam Singapore, Rexam Malaysia, Rexam Mexico, Rexam Mega, Rexam Participacoes, Rexam do Brasil and each of their respective Subsidiaries, if any.

“Target Working Capital Amount” means eighty-two million dollars ($82,000,000).

“Tax” means any federal, state, local and foreign income, profits, franchise, gross receipts, capital stock, stamp, sales, employment, use, property, withholding, excise, value added, occupancy and other taxes, duties or assessments (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto (and any interest in respect of such penalties and additions).

“Tax Benefit” means any refund of Taxes to be paid by the relevant Governmental Entity or reduction in the amount of Taxes that otherwise would be paid or payable to the relevant Governmental Entity attributable to any item of loss, deduction, credit or any other Tax item that decreases Taxes paid or payable.

“Tax Claim” is defined in Section 9.3(a).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto, and including any amendment thereof.

“Territory” means worldwide.

“Third Party Claim” is defined in Section 10.4(a).

“Third Party Claim Notice” is defined in Section 10.4(a).

“Third Party Claim Notice Period” is defined in Section 10.4(a).

“Total Purchase Price” is defined in Section 2.2(a).

“Trademarks” means U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names, assumed names, any and all common law rights thereto, all registrations and applications to register the same and all renewals, and all goodwill associated therewith and symbolized thereby.

“Trade Secrets” means all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business information.

“Transactions” means the sale of the Purchased Equity to Purchaser and all the transactions provided for or contemplated by this Agreement and in any Ancillary Agreement.

“Transfer Agreements” means (i) the Contribution Agreements, and (ii) any bills of sale, assignment and assumption agreements, intellectual property transfer agreements and similar instruments, in the forms reasonably satisfactory to Purchaser and RI, executed at or prior to the Closing to effectuate the transfer of legal title of (A) the assets and liabilities of Rexam Guernsey and Rexam UK set forth on Exhibit 2 to Purchaser or its designee (B) any “Customer Owned Equipment” currently owned by the “Supplier” to the “Customer,” each as defined in the applicable Manufacturing Agreement and (C) all Transferred Assets of the Selling Parties or their Affiliates to the Target Entities.

“Transfer Taxes” is defined in Section 9.4.

“Transferred Assets” means (i) the “Contributed Assets” as defined in the Contribution Agreements, (ii) the “Customer Owned Equipment”  (as defined in the applicable Manufacturing Agreement) where a Target Entity is the “Customer” under such Manufacturing Agreement (other than where such Customer Owned Equipment is owned by the end user that is a customer of the Business and not a party hereto or Affiliate of a party hereto), (iii) the assets of Rexam Guernsey and Rexam UK that are being transferred to Purchaser, (iv) any and all other assets of the Selling Parties or their Affiliates that are primarily or exclusively related to the Business and/or that are reflected in the 2010 Pro Forma Balance Sheet, other than Cash and other than assets disposed of (and not prohibited by this agreement from being disposed of) in the ordinary course of business since the Balance Sheet Date and assets or services provided to Target Entities under Shared Business Contracts that are not Contributed Assets or the Transition Services Agreements, in each case, that are not otherwise owned by a Target Entity as of the Closing.

“Transferred Business Contracts” means contracts primary related to or used primarily in the Business as of the date hereof (other than this Agreement and the Ancillary Agreements).

“Transition Services Agreement” is defined in Section 3.2(e).

“Trapped Cash Cost” means any fee, cost, withholding or other Taxes (such Taxes being calculated at the highest marginal applicable Tax rate and on the basis that no losses, deductions, credits or other Tax attributes, whether of Purchaser or otherwise and whether arising under Section 901 or 902 or otherwise, would reduce or offset such Taxes) that would result from the distribution (by way of dividend or otherwise) or removal of any Cash from a Target Entity to Purchaser immediately after the Closing and calculated without regard to any earnings and profits of such Target Entity earned in a Post-Closing Tax Period.

“US Benefit Plans” is defined in Section 4.18(a).

“US GAAP” means generally accepted accounting principles in the United States as in effect at the time the applicable financial statements were prepared.

“WARN Act” means the Worker Adjustment and Retraining Notification Act and any similar state or local law.

“Working Capital” means, as of a given date, (x) Current Assets minus (y) Current Liabilities, calculated in accordance with the rules and procedures set forth on Schedule 2.3(a).  Notwithstanding the foregoing, any amounts included as Indebtedness for purposes of determining the Total Purchase Price shall not be included in calculating the Working Capital as of the Closing Date.  The Parties agree that the components of Working Capital shall be calculated as of 11:59 p.m., local time on the Closing Date for each Subject Company.

Section 1.2      Interpretation.  (a)  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)               Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)                The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, recitals, paragraph, exhibit and schedule references are to the articles, sections, recitals, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d)               The words “ordinary course of business” shall be construed to mean consistent in nature, scope and magnitude with past practices in all material respects.

(e)                The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(f)                A reference to any Party or to any party to any other agreement or document shall include such party’s successors and permitted assigns.

(g)               A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefore and all regulations and statutory instruments issued thereunder or pursuant thereto.

(h)               The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

ARTICLE II

PURCHASE AND SALE OF PURCHASED EQUITY

Section 2.1     Purchase of Purchased Equity.  Subject to the terms and conditions of this Agreement, at the Closing, the Selling Parties shall sell, convey, assign, transfer and deliver to Purchaser all the Purchased Equity free and clear of all Encumbrances, and Purchaser shall purchase, acquire and accept the Purchased Equity from the Selling Parties.

Section 2.2     Purchase Price.  (a) The aggregate purchase price to be paid to the Selling Parties for the Purchased Equity (the “Total Purchase Price”) shall be an amount equal to (i) three-hundred and sixty million Dollars ($360,000,000), plus (ii) the aggregate amount of all Cash of the Target Entities excluding, for the avoidance of doubt, any Cash in the bank accounts of the American Subsidiaries, (and, in the case of Rexam Malaysia and Rexam Mega, the amount of Purchaser’s Proportionate Equity Share of all Cash in such Target Entities) existing as of the Closing reduced by any Trapped Cash Cost (provided that an amount equal to the sum of (A) Purchaser’s Proportionate Equity Share of the amount of Cash in Rexam Malaysia up to (but such Purchaser’s Proportionate Equity Share not to exceed) $2,160,000 less Purchaser’s Proportionate Equity Share of any capital expenditures paid by Rexam Malaysia from the date hereof through Closing plus (B) the amount of Cash in Rexam do Brasil up to (but not exceeding) $400,000 plus (C) Purchaser’s Proportionate Equity Share of the amount of Cash in Rexam Mega up to (but such Purchaser’s Proportionate Equity Share not to exceed) $50,000, shall not be reduced by any Trapped Cash Cost) (the “Closing Cash Amount”), minus (iii) the aggregate amount of all Indebtedness of the Target Entities (and, in the case of Rexam Malaysia and Rexam Mega, the amount of Purchaser’s Proportionate Equity Share of all Indebtedness of such Target Entities) existing as of the Closing (the “Closing Indebtedness”), minus (iv) the amount (if any) by which the Working Capital as of the Closing Date is less than the Target Working Capital Amount, and plus (v) the amount (if any) by which the Target Working Capital Amount is less than the Working Capital as of the Closing Date. Purchaser shall pay the Estimated Purchase Price to the Selling Parties (or to their designees) as directed by the Selling Parties. The Total Purchase Price to be paid to the Selling Parties for the Purchased Equity shall be allocated in the manner set forth on Schedule 2.2(a). The Parties agree that any adjustment to the Estimated Purchase Price made after the Closing pursuant to Section 2.3(f) shall be allocated to the Purchased Equity in accordance with the percentages set forth on Schedule 2.2(a). For the avoidance of doubt, deferred Tax assets and deferred Tax liabilities shall not be taken into account in calculating the Total Purchase Price or any component thereof.

(b)               Not later than five (5) Business Days before the Closing, the Selling Parties shall provide to Purchaser their good faith estimate, using the Subject Companies’ most currently available financial information and in accordance with IFRS and Schedule 2.3(a) and subject to the reasonable approval of Purchaser, the Total Purchase Price (including an estimate of the components of the Total Purchase Price and reasonable supporting detail thereof) (the “Estimated Purchase Price”).  Purchaser shall review the Estimated Purchase Price and calculation thereof, and if Purchaser disagrees with such statement or any of the matters therein, it will timely provide written notice to the Selling Parties and the parties will attempt to resolve in good faith any such disagreements.

(c)                At the Closing, Purchaser shall pay to the Selling Parties an amount equal to the Estimated Purchase Price and shall repay, or cause to be repaid, on behalf of the applicable Target Entity, all of the Closing Indebtedness items that are obligations for borrowed money owed to the Selling Parties or their Affiliates (other than the Target Entities) and reflected in the calculation of the Estimated Purchase Price.

Section 2.3     Closing Statement and Post Closing Adjustment.

(a)                As soon as practical following the Closing Date and in any event within ninety (90) days thereof, Purchaser shall prepare and deliver to the Selling Parties a statement (the “Closing Statement”) setting forth the Closing Cash Amount, the Closing Indebtedness, the Working Capital as of the Closing and the resulting calculation of the Total Purchase Price.  The calculations of the Closing Cash Amount, the Closing Indebtedness and the Working Capital as of the Closing shall be prepared in accordance with IFRS except as otherwise provided in this Section 2.3 or as specifically set forth on the calculation schedule attached hereto as Schedule 2.3(a).  The Selling Parties shall provide the Purchaser and their representatives and accountants full access to the books and records of the Business, including working papers of its accountants, and to any employees, to the extent necessary for the Purchaser to prepare the Closing Statement.

(b)               For the purpose of preparing the Closing Statement, the Selling Parties shall cause the Subject Companies (other than Rexam Mega) to conduct a physical inventory, within the three (3) calendar day period prior to the Closing Date, of such Subject Companies’ Inventory which shall be valued in accordance with IFRS at the lower of cost or net realizable value.  Purchaser, its Affiliates and their respective accountants and other representatives shall be entitled to observe such physical inventory.  For purposes of preparing the Closing Statement and determination of the Final Purchase Price (as finally determined in Section 2.3(f)), the Parties hereby agree that (i) Purchaser shall translate all amounts denominated in local currencies into USD using the Exchange Rate as of the Closing Date as determined in accordance with IFRS, (ii) Cash received by the Subject Companies on the Closing Date shall be for the account of the Selling Parties and (iii) any provisions (accruals) for 2011 employee bonuses shall be excluded (it being understood that such amounts shall be a liability of the Selling Parties and not the Subject Companies or the Purchaser).

(c)                The Selling Parties shall, within thirty (30) days after the delivery by Purchaser of the Closing Statement, complete their review of the Closing Statement.  Purchaser shall provide the Selling Parties, their Affiliates and their respective representatives and accountants with reasonable access to the books and records used by the Purchaser to prepare the Closing Statement for the purpose of verifying the amounts set forth therein were determined in accordance with the guidelines and procedures set forth in this Agreement.  The Closing Statement shall be binding and conclusive upon, and deemed accepted by, the Selling Parties, unless the Selling Parties shall have notified the Purchaser in writing within thirty (30) days after delivery of the Closing Statement of any good faith objection thereto, which objection can only be delivered if the Selling Parties determine that the Closing Statement and the resulting Total Purchase Price calculated with reference thereto has not been determined in accordance with the guidelines and procedures set forth in this Agreement (the “Selling Parties’ Objection”); provided that the Selling Parties may not deliver more than one Selling Parties’ Objection and may not amend its Selling Parties’ Objection once it has been delivered to the Purchaser.  The Selling Parties’ Objection shall set forth a specific description of the basis of the Selling Parties’ Objection and the specific adjustments to Working Capital reflected on the Closing Statement that the Selling Parties believes should be made.  Any items not disputed in a valid Selling Parties’ Objection shall be deemed to have been accepted by the Selling Parties.  Each of the Parties agrees that it shall not object to or otherwise challenge the Target Working Capital Amount.

(d)               If the Selling Parties and Purchaser are unable to resolve all of their disputes with respect to the Closing Statement within thirty (30) days following the Purchaser’s receipt of the Selling Parties’ Objection, they shall refer their remaining differences to BDO Seidman (the “CPA Firm”) for decision.  The CPA Firm shall resolve any such disagreements acting as experts and not as arbitrators, and its decision shall be final and binding on the Parties upon delivery of the written opinion set forth in subclause (iii) below.  The procedure and schedule under which any dispute shall be submitted to the CPA Firm shall be as follows:

(i)                 Upon selection of the CPA Firm pursuant to paragraph (d) above, the Selling Parties shall submit any unresolved elements of its objection to the CPA Firm in writing (with a copy to the Purchaser), supported by any documents and/or affidavits upon which it relies.  Failure to do so without reasonable cause shall constitute a withdrawal by the Selling Parties of the Selling Parties’ Objection with respect to any unresolved element to which such failure relates.

(ii)               Within fifteen (15) days following the Selling Parties’ submission of the unresolved elements of the Selling Parties’ Objection as specified in subclause (i) above, the Purchaser shall submit their response to the CPA Firm in writing (with a copy to the Selling Parties), supported by any documents and/or affidavits upon which they rely.

(iii)             The Parties shall instruct the CPA Firm to deliver its written opinion within thirty (30) days following its receipt of the information provided for in subclause (ii) above.  The scope of the disputes to be resolved by the CPA Firm is limited to the unresolved portion of the Selling Parties’ Objection.  Purchaser and the Selling Parties shall make readily available to the CPA Firm all relevant books and records and any work papers (including those of the Parties’ respective accountants) relating to the Closing Statement and all other items reasonably requested by the CPA Firm.

Any expenses relating to the engagement of the CPA Firm shall be allocated between Purchaser, on the one hand, and the Selling Parties, jointly and severally, on the other hand, so that the Selling Parties’ share of such costs shall be in the same proportion that (x) the aggregate amount of the disputed items submitted by the Selling Parties to the CPA Firm that are unsuccessfully disputed bears to (y) the total amount of all disputed items submitted by the Selling Parties to the CPA Firm.  The Selling Parties, jointly and severally, and Purchaser shall each bear the fees of their respective auditors and advisors incurred in connection with the determination and review of the Closing Statement.

(e)                The Closing Statement shall become final and binding on the Parties upon the earliest of (i) if no the Selling Parties’ Objection has been given with respect to the Closing Statement, the expiration of the period within which the Selling Parties must make their objection pursuant to Section 2.3(c), (ii) agreement in writing by the Selling Parties and Purchaser that the Closing Statement, together with any modifications thereto agreed by the Selling Parties and Purchaser, shall be final and binding, and (iii) the date on which the CPA Firm shall issue its written determination with respect to any dispute relating to the Closing Statement.

(f)                Promptly after the Closing Statement and the determination of the Closing Cash Amount, the Closing Indebtedness, the Working Capital as of the Closing and the resulting Total Purchase Price calculated with reference to such amounts become final and binding on the Parties under Section 2.3(e), the Total Purchase Price shall be recalculated by giving effect to such components of the Total Purchase Price as set forth in the final and binding Closing Statement (as recalculated, the “Final Purchase Price”).  Any adjustment or non-adjustment to the Estimated Purchase Price pursuant to this Section 2.3 shall not form the basis for any claim for damages pursuant to this Agreement.  If the Estimated Purchase Price is greater than the Final Purchase Price, the Selling Parties, jointly and severally shall, and if the Final Purchase Price is greater than the Estimated Purchase Price, Purchaser shall, within five (5) Business Days after the Closing Statement becomes final and binding on the Parties, make payment by wire transfer to Purchaser or the Selling Parties (or their designees under Section 2.2(a)), as the case may be, in immediately available funds of the amount of such difference, together with interest thereon from the Closing Date to the date of payment at the Closing Date Interest Rate, which interest shall be calculated on the basis of a 360-day year and the actual number of days elapsed from the Closing Date.  Notwithstanding anything herein to the contrary, any amounts owed by one Party to the other pending final resolution of the Final Purchase Price which are not in dispute between the Selling Parties and Purchaser shall promptly be paid (plus any interest calculated in accordance with this clause (f)) and the disputed portion of the Final Purchase Price shall be paid within five (5) Business Days after the Closing Statement becomes final and binding on the Parties (plus any interest calculated in accordance with this clause (f)).

Section 2.4     Tax Allocation.  Within one hundred twenty (120) days after the Closing, Purchaser shall deliver to RI a schedule allocating the portion of the Total Purchase Price attributed on Schedule 2.2(a) to Rexam Closures LLC among the assets of Rexam Closures LLC, allocating the portion of the Total Purchase Price attributed on Schedule 2.2(a) to Rexam Closure Systems LLC among the assets of Rexam Closure Systems LLC  and allocating the portion of the Total Purchase Price attributed on Schedule 2.2(a) to the assets of Rexam Guernsey and Rexam UK set forth on Exhibit 2 among such assets (the “Allocation”).  The Allocation shall (i)

be reasonable and prepared in accordance with Section 1060 of the Code, and the regulations thereunder and (ii) include an allocation between the real property and the tangible personal property of Rexam Closures LLC and Rexam Closure Systems LLC.  If RI approves of the Allocation, it shall promptly return an executed copy thereof to Purchaser.  If RI in good faith disapproves of the Allocation, Purchaser and RI agree to promptly negotiate in good faith an allocation agreeable to both Purchaser and RI.  If Purchaser and RI are unable to agree on an allocation, the procedures set forth in Section 2.3(d) shall be used, mutatis mutandis, with the disagreement by RI being treated as the “Selling Parties’ Objection.”  Purchaser and the Selling Parties agree to adopt and utilize the amounts so allocated (as agreed by the Parties or as determined by the CPA Firm) for purposes of filing Internal Revenue Service Form 8594 and all federal, state, local and other Tax Returns filed by them and that they will not voluntarily take any position inconsistent therewith upon examination of any such Tax Return, in any claim, in any litigation or otherwise with respect to such Tax Returns, unless otherwise required to do so pursuant to Applicable Law.  The Selling Parties and Purchaser agree to provide the other promptly with any other information required to complete Internal Revenue Service Form 8594.  Notwithstanding any other provisions of this Agreement, the foregoing agreement shall survive the Closing without limitation.

Section 2.5      Tax Treatment of Transaction.  The Parties acknowledge that, for United States federal income Tax purposes, the sale of Rexam Closures LLC and Rexam Closure Systems LLC is intended to be treated as a sale by RCCI and RCSI, respectively, of the assets and liabilities owned by Rexam Closures LLC and Rexam Closure Systems LLC.

ARTICLE III

THE CLOSING

Section 3.1      Time and Place of Closing.  The consummation of the Transactions (the “Closing”) shall be held at such location or locations as reasonably agreed to by the Selling Parties and Purchaser.  The Closing shall occur at 10:00 a.m., Charlotte, North Carolina time, and shall occur on the date which is the later of (i) the last Business Day of the calendar month when the conditions to the Closing set forth in Article VII are satisfied or waived (by the party entitled to grant such waiver) (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions); provided, that if such date is later than the Outside Date, then the date shall occur on the date set forth in subsection (ii) and (ii) four Business Days following the date when such conditions are satisfied and/or waived (by the party entitled to grant such waiver) (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions), unless the Selling Parties and Purchaser otherwise agree in writing to another date (the “Closing Date”).  At the Closing, the Selling Parties shall cause the sale and conveyance of the Purchased Equity by appropriate instruments of transfer, and Purchaser shall pay to the Selling Parties (or their designee(s) on behalf of the Selling Parties) the Estimated Purchase Price.

Section 3.2      Selling Parties’ Deliveries.  On or before Closing, the Selling Parties shall deliver (or caused to be delivered) to Purchaser the following:

(a)                Purchased Equity Certificates.  Certificate(s) representing the Purchased Equity (if such equity is represented by a certificate), such certificate(s) to be duly and validly endorsed in favor of Purchaser or accompanied by a separate stock power or transfer or assignment (or comparable document) duly and validly executed by the registered holder of such Purchased Equity, sufficient to vest in Purchaser good and valid title to such Purchased Equity, free and clear of all Encumbrances; or other evidence as is customary under the Applicable Law governing the corporate aspects of such Target Entity whose Capital Stock is included in the Purchased Equity and is reasonably acceptable to Purchaser that good and valid title in the Purchased Equity of such Target Entity has been lawfully transferred to Purchaser, free and clear of all Encumbrances.

(b)               Consents.  The consents described in Schedule 3.2(b) hereto in form reasonably satisfactory to Purchaser.

(c)                Corporate Approval.  Copies, certified by the respective Secretary or Assistant Secretary of such Selling Party, of the approval by the Board of Directors of each Selling Party, authorizing the execution, delivery and performance of this Agreement and all other agreements, documents and instruments relating hereto and the consummation of the Transactions.

(d)               Compliance with Law.  All permits, approvals and consents of all Governmental Entities set forth on Schedule 4.4.

(e)                Transition Services Agreement.  A copy of a transition services agreement substantially in the form attached hereto as Exhibit 3.2(e) (the “Transition Services Agreement”), duly executed by the applicable Selling Parties and Subject Companies and by any of their Affiliates a party thereto.

(f)                Manufacturing Agreements.  A copy of each contract manufacturing agreement substantially in the forms attached hereto as Exhibit 3.2(f) (the “Manufacturing Agreements”), duly executed by the applicable Selling Parties and by any of their Affiliates a party thereto.

(g)               Intellectual Property Transfer Agreement.  A copy of an Intellectual Property Transfer Agreement substantially in the form attached hereto as Exhibit 3.2(g) (the “Intellectual Property Transfer Agreement”), duly executed by the applicable Selling Parties and Subject Companies and by any of their Affiliates a party thereto (to be recorded after the Closing by Purchaser (at its sole cost and expense) with the appropriate Patent and Trademark Offices).

(h)               Officer’s Certificate.  The certificate to be delivered pursuant to Section 7.2(c).

(i)                 Target Entity Director Resignations.  Written resignations of each director (or similar position) of the Target Entities (other than any such persons appointed by the applicable joint venture partners with respect to Rexam Malaysia and Rexam Mega).

(j)                 Estimated Purchase Price.  The calculation of the Estimated Purchase Price and the components and reasonable supporting detail thereto pursuant to Section 2.2(b).

(k)               FIRPTA Certificate.  A duly executed certification from each of the Selling Parties (and, if applicable, any assignee of a Selling Party pursuant to Section 11.14 and any designee of a Selling Party pursuant to Sections 2.2(a) and 2.3(f)) that such Selling Party (or assignee or designee) is not a foreign person, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B).

(l)                 Restructuring.  Evidence reasonably acceptable to Purchaser of the due and valid consummation of the Restructuring (including duly executed Contribution Agreements and other Transfer Agreements evidencing the transfer of the applicable Transferred Assets to the applicable Target Entity).

(m)             Other Assurances.  Such certificates, assurances and documents as Purchaser may reasonably request prior to the Closing Date in order to effectuate the Closing.

Section 3.3      Purchaser’s Deliveries.  At the Closing, Purchaser shall deliver to the Selling Parties the following:

(a)                Payment of Estimated Purchase Price and Closing Indebtedness.  The Estimated Purchase Price set forth in Section 2.2(b) and evidence that it has repaid, or caused to be repaid, on behalf of the applicable Target Entity, all of the Closing Indebtedness items that are obligations for borrowed money owed to the Selling Parties or their Affiliates (other than the Target Entities) and reflected in the calculation of the Estimated Purchase Price.

(b)               Consents.  The consents, if any, described in Schedule 3.3(b) hereto in form reasonably satisfactory to the Selling Parties.

(c)                Corporate Approval.  Copies, certified by the respective Secretary or an Assistant Secretary of Purchaser, of the approval by the Board of Directors of Purchaser authorizing the execution, delivery and performance of this Agreement and all other agreements, documents or instruments relating hereto and the consummation of the Transactions.

(d)               Compliance with Law.  All permits, approvals and consents of all Governmental Entities set forth on Schedule 5.3 which are necessary so that consummation of the Transactions will be in compliance with Applicable Law.

(e)                Transition Services Agreement.  A copy of the Transition Services Agreement, duly executed by Purchaser.

(f)                Manufacturing Agreements.  A copy of each Manufacturing Agreement, duly executed by Purchaser.

(g)               Intellectual Property Transfer Agreement.  A copy of the Intellectual Property Transfer Agreement, duly executed by Purchaser (to be recorded after the Closing by Purchaser (at its sole cost and expense) with the appropriate Patent and Trademark Offices).

(h)               Officer’s Certificate.  The certificate to be delivered pursuant to Section 7.3(c).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLING PARTIES

Except as set forth in the attached Schedules prepared by the Selling Parties and delivered to Purchaser simultaneously with the execution hereof or as disclosed in the Pro Forma Financial Statements, the Selling Parties, jointly and severally, represent and warrant to Purchaser as follows:

Section 4.1      Organization and Qualification of the Selling Parties and the Subject Companies.  Schedule 4.1(a) sets forth the name and jurisdiction of formation for each Subject Company and Selling Party.  Each Subject Company and Selling Party is validly existing and in good standing under the laws of its jurisdiction of formation.  Each Subject Company and Selling Party (a) has all requisite power, authority, legal capacity and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on the Business as now being conducted and (b) is duly qualified or licensed to do business in each jurisdiction in which the character of the properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to have such power, authority, qualification, governmental approvals and licenses would not have, individually or in the aggregate, a Company Material Adverse Effect.  The Organizational Document and Operating Document for each Subject Company have been furnished or made available to Purchaser and reflect all amendments made thereto at any time prior to the date of this Agreement and are true and correct.  The minute books (containing the records of meetings of the equityholders and the Board of Directors), the stock certificate books and the stock record books (or other registry of equity interests) of each Subject Company are correct and complete in all material respects.  None of the Subject Companies (other than Rexam Mega) or to the Selling Parties’ Knowledge, Rexam Mega, are in default under or in violation of any provision of its Organizational Document or its Operating Document.  Schedule 4.1(b) sets forth a list all of the officers and directors of each Subject Company.  Each of Rexam Closures LLC and Rexam Closure Systems LLC (i) was organized by the Selling Parties solely for the purpose of effectuating the Restructuring and (ii) has not engaged in any business except for activities incidental to its formation and effectuating the Restructuring.

Section 4.2      Authorization.  Each Selling Party has the requisite power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution, delivery and performance by each Selling Party and each Subject Company, as applicable, of this Agreement and the Ancillary Agreements to which they are or are to be a party and the consummation of the Transactions have been duly authorized by the Board of Directors of such Selling Party and Subject Company, and by the registered holders of the Capital Stock of such Selling Party (if required by Applicable Law or by any applicable securities exchange), and no other action on the part of any Selling Party or any Affiliate of the Selling Parties is necessary to authorize the execution and delivery by the Selling Parties or the Subject Companies of this Agreement, the Ancillary Agreements to which they are or are to be a party or the consummation of the Transactions.

Section 4.3      Execution; Validity of Agreement.  This Agreement has been, and each of the Ancillary Agreements to which a Selling Party or a Subject Company is a party when executed at the Closing will be, duly executed and delivered by each Selling Party and each applicable Subject Company, and, assuming due and valid authorization, execution and delivery hereof by Purchaser, is a valid and binding obligation of each such Selling Party and Subject Company, enforceable against such Selling Party or Subject Company in accordance with its terms except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (b) applicable equitable principles (collectively, the “Bankruptcy and Equity Exception”).

Section 4.4      Consents and Approvals; No Violations.  Except as set forth in Schedule 4.4 and for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of the Securities Act, the HSR Act or Foreign Antitrust Laws, none of the execution, delivery or performance of this Agreement and the Ancillary Agreements by the Selling Parties (and, as applicable, the Subject Companies), the consummation by the Selling Parties of the Transactions or compliance by the Selling Parties with any of the provisions hereof and thereof will (a) conflict with or result in any breach of any provision of the Operating Documents or Organizational Documents of any Selling Party or any Subject Company, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration, or to a loss of any benefit to which a Selling Party, a Subject Company (other than Rexam Mega) or to the Selling Parties’ Knowledge, Rexam Mega, is entitled or result in the creation of any Encumbrance) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which a Selling Party, a Subject Company (other than Rexam Mega) or, to the Selling Parties’ Knowledge, Rexam Mega is a party or by which a Selling Party, a Subject Company (other than Rexam Mega) or, to the Selling Parties’ Knowledge, Rexam Mega or any of their respective properties or assets may be bound, or (d) violate any Applicable Law or Order applicable to a Selling Party, a Subject Company (other than Rexam Mega) or, to the Selling Parties’ Knowledge, Rexam Mega or any of their properties or assets, excluding (i) from the foregoing clauses (b), (c) and (d) such permits, consents, violations, breaches or defaults which would not, individually or in the aggregate, have a Company Material Adverse Effect or impair in any material respect a Selling Party’s ability to consummate the Transactions or (ii) from the foregoing clause (b), such permits, authorizations, consents or approvals that would become applicable solely by reason of Purchaser’s or its Affiliates (as opposed to any other third party’s) participation in the Transactions.

Section 4.5      Capitalization of the Subject Companies.  Schedule 4.5 sets forth the amount of Capital Stock authorized and the amount of Capital Stock issued and outstanding for each Subject Company.  A true, correct and complete list of the record and beneficial owner of all of the issued and outstanding Capital Stock of each Subject Company is set forth on Schedule 4.5.  All of the Purchased Equity has been duly authorized and validly issued and, to the extent such concept is applicable, is fully paid and non-assessable.  Except as set forth on Schedule 4.5, as of the date hereof, with respect to each Subject Company (a) there is no Capital Stock of a Subject Company authorized, issued or outstanding, and (b) there are no existing options, warrants, calls, conversion rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, redemption rights, rights of first refusal or first offer, repurchase rights, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued Capital Stock of any Subject Company or obligating any Subject Company to issue, transfer or sell or cause to be issued, transferred or sold any Capital Stock of such Subject Company.  There are no voting trusts or other arrangements or understandings to which any Selling Party or any of its Affiliates is a party with respect to the voting of any Capital Stock of, or other equity or ownership interest in, any Subject Company.  As of the Closing Date, there will be no dividends or other distributions with respect to the Purchased Equity that have been declared but not paid.  The Selling Parties or their Affiliates made a capital contribution to Rexam Mega of $1.9 million and made a payment of such amount to Rexam Mega on March 18, 2011.

Section 4.6      Good Title Conveyed in the Purchased Equity.  Upon the delivery of and payment for the Purchased Equity at the Closing as provided for in this Agreement, the stock certificates, stock powers, endorsements, assignments or such other instruments to be executed and/or delivered by the Selling Parties to Purchaser at the Closing will be valid and binding obligations of such Selling Party, enforceable in accordance with their respective terms, and will effectively vest in Purchaser good and valid title to all the Purchased Equity, free and clear of all Encumbrances, except restrictions on transfer imposed by the Securities Act and any applicable state or foreign securities laws.

Section 4.7      Subsidiaries.  Except as set forth on Schedule 4.7(a), as of the Closing, the Subject Companies will not own, directly or indirectly, any Capital Stock (or any other interest convertible into Capital Stock) in any corporation, partnership or other entity, and have no commitment to contribute to the capital of, make loans to, or share in the losses of, any Person.  Schedule 4.7(a) sets forth a list of all Subsidiaries of the Subject Companies as of the date hereof.  All of the outstanding Capital Stock of each Subsidiary of the Subject Companies is owned beneficially and of record by a Subject Company, directly or indirectly, is validly issued, fully paid and nonassessable (to the extent such concept is applicable) and free and clear of any preemptive rights, restrictions on transfer, Taxes or Encumbrances other than certain restrictions on transfer with respect to Rexam Malaysia as set forth on Schedule 4.7(b).  There are no (i) authorized or outstanding securities of any Subsidiary convertible into or exchangeable for, no options or warrants or rights to subscribe for, or providing for the issuance or sale of, any Capital Stock of any of the Subsidiaries or (ii) voting trusts, proxies or other agreements among a Subsidiary’s stockholders with respect to the voting or transfer of such Capital Stock.  Neither the Subject Companies nor any of their respective Subsidiaries is a party to any partnership agreement, stockholder agreement or joint venture agreement with any other third Person, other than as set forth on Schedule 4.7.

Section 4.8      Financial Statements.  (a)  True and complete copies of the Audited Carve Out Financial Statements and the unqualified opinions related to the Audited Carve Out Financial Statements are set forth in Schedule 4.8.  The Audited Carve Out Financial Statements have been derived from the books and records of Rexam Closures, have been prepared in accordance with US GAAP applied on a consistent basis during the periods involved and fairly present in all material respects the combined financial position and the combined results of operations and cash flows of Rexam Closures as of the times and for the periods referred to therein, subject to the Notes to Combined Financial Statements contained in such Audited Carve Out Financial Statements.

(b)               True and complete copies of the Pro Forma Financial Statements  are set forth in Schedule 4.8.  The Pro Forma Financial Statements have been prepared from the books and records of the Subject Companies and their applicable Affiliates, have been prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and that such Pro Forma Financial Statements do not contain all of the notes that would be required by IFRS) and fairly present in all material respects the combined financial position and the combined results of operations and cash flows of the Business, as of the times and for the periods referred to therein.

(c)                Except as set forth on Schedule 4.8(c):

(i)                 The books of account and other records of each Subject Company (other than Rexam Mega) and of each Selling Party or Affiliate of a Selling Party who had some of its assets, liabilities, operations or cash flows reflected in the Pro Forma Financial Statements and the Audited Carve Out Financial Statements (each an “Other Rexam Party”) (A) are complete and correct in all material respects, and (B) are maintained in accordance with Rexam Accounting Policies and IFRS and have recorded therein the results of operations and the assets and liabilities of such Persons.

(ii)               The Subject Companies (other than Rexam Mega) and the Other Rexam Parties maintain a system of internal controls as described in the 2010 Annual Report of Rexam PLC, which system is consistent with the requirements set forth in the United Kingdom’s Financial Reporting Council’s “Internal Control:  Revised Guidance for Directors on the Combined Code (October 2005).”

(iii)             Since January 1, 2008, (x) there were no significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect a Subject Company’s or an Other Rexam Party’s ability to record, process, summarize and report financial information and (y) there was no fraud that involved or involves management or other employees of a Subject Company or Other Rexam Party who had or have a significant role in a Subject Company’s or an Other Rexam Party’s control over financial reporting.

Section 4.9      No Undisclosed Liabilities. Except as set forth in Schedule 4.9 and except for liabilities and obligations incurred in the ordinary course of business since the Balance Sheet Date, no Subject Company has incurred any liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted) since the Balance Sheet Date that, taken as a whole, would be required to be disclosed, reflected or reserved against in a balance sheet of the Subject Companies (including the related notes thereto, where applicable) prepared in accordance with IFRS, applied on a consistent basis or would have a Company Material Adverse Effect.

Section 4.10    Absence of Certain Changes.

(a)                Since the Balance Sheet Date each of the Subject Companies has operated its businesses in the ordinary course of business consistent with past practice in all material respects.  Since the Balance Sheet Date, there has not been any event, occurrence, discovery or development that, individually or in the aggregate, has had or would have a Company Material Adverse Effect.

(b)               Except as set forth on Schedule 4.10(b), between the Balance Sheet Date and the date of this Agreement none of the actions or events described in clauses (b) through (p) of Section 6.1 have been taken or have occurred.

(c)                Neither the Selling Parties nor any of their subsidiaries or Affiliates (including the Subject Companies) have taken or failed to take any action that has caused or would reasonably be expected to cause them or any of their Affiliates to lose any right to indemnification under the Stock Purchase Agreement dated as of June 11, 2007 by and among Rexam PLC, RI, Owens-Illinois Group, Inc. and Owens-Illinois, Inc.

Section 4.11      Ownership of Assets and Condition of Certain Assets.  (a)  Real Property.  Set forth on Schedule 4.11(a) is a complete list and the location of all Real Property.  True and complete copies of (i) all deeds, leases, title insurance policies and surveys in possession of the Selling Parties or Subject Companies (other than Rexam Mega) relating to the Real Property and (ii) all documents in possession of the Selling Parties or Subject Companies (other than Rexam Mega) evidencing any Encumbrances upon the Real Property have heretofore been furnished or made available to Purchaser.  With respect to each Owned Real Property, (1) a Subject Company (other than Rexam Mega) and to the Selling Parties’ Knowledge, Rexam Mega, owns good and marketable fee simple title to such Owned Real Property, free and clear of all Encumbrances except for Permitted Encumbrances, (2) other than the rights of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or first negotiation or rights of first refusal in favor of any other party to purchase such Owned Real Property or any portion thereof or interest therein and (3) none of the Selling Parties, Subject Companies (other than Rexam Mega) or, to the Selling Parties’ Knowledge, Rexam Mega has received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation, nor to the Selling Parties’ Knowledge, is any such proceeding, Action or agreement pending or threatened, with respect to any portion of such Owned Real Property.  With respect to each Leased Real Property, (A) a Subject Company (other than Rexam Mega) and to the Selling Parties’ Knowledge, Rexam Mega, holds good and marketable leasehold interests in the Leased Real Property, (B) a Subject Company (other than Rexam Mega) and, to the Selling Parties’ Knowledge, each of the other parties to the Real Property Lease (including Rexam Mega) has performed in all material respects all obligations required to be performed by it under each Real Property Lease, (C) neither a Subject Company (other than Rexam Mega) nor, to the Selling Parties’ Knowledge, any other party (including Rexam Mega) to the Real Property Lease is in breach or default in any material respect (nor has any event occurred that, with the giving of notice or lapse of time, or both, would constitute such breach or default) under any of the Real Property Leases to which each such entity is a party and (D) no Selling Party or Subject Company (other than Rexam Mega) or to the Selling Parties’ Knowledge, Rexam Mega, has received written notice of any condemnation proceeding or proposed Action or agreement for taking in lieu of condemnation.

(b)               Personal Property Leases.  Set forth on Schedule 4.11(b) is a true, complete and accurate list of all Personal Property Leases.  A true and complete copy of each Personal Property Lease has heretofore been delivered or made available to Purchaser.  Each Personal Property Lease is valid, binding and enforceable against the applicable Subject Company and, to the Selling Parties’ Knowledge, the other parties thereto, in accordance with its terms and is in full force and effect.  Neither a Subject Company (other than Rexam Mega) nor, to the Selling Parties’ Knowledge, any other party (including Rexam Mega) to a Personal Property Lease is in breach or default (nor has any event occurred that, with the giving of notice or lapse of time, or both, would constitute such breach or default) under any of the Personal Property Leases to which each such entity is a party, which would have a Company Material Adverse Effect.

(c)                Personal Property.  The Subject Companies (other than Rexam Mega) and to the Selling Parties’ Knowledge, Rexam Mega, have good and valid title to all of the material personal properties and assets, tangible and intangible, that they purport to own, and valid leasehold interests in all of the material personal properties and assets that they purport to lease, in each case, including the personal properties and assets reflected on the 2010 Pro Forma Balance Sheet (other than assets reflected therein that were disposed of in the ordinary course of business).  All such properties and assets are free and clear of all Encumbrances, other than Permitted Encumbrances.

Section 4.12    Contracts and Commitments.  (a)  Schedule 4.12(a) hereto sets forth, as of the date hereof, a true, complete and correct list of every current contract, agreement or commitment of the Subject Companies (other than Rexam Mega) or the Business or, to the Selling Parties’ Knowledge, Rexam Mega, (whether written or oral) that (i) provides for or is reasonably expected to provide for aggregate future payments by a Subject Company, or to a Subject Company, of more than $500,000 annually; (ii) was entered into by a Subject Company with an officer, director or significant employee of a Subject Company (other than standard nondisclosure agreements); (iii) is a collective bargaining agreement or other agreement with a labor union or association representing any employee; (iv) relates to Indebtedness of a Subject Company or to the mortgaging or pledging of or granting of an Encumbrance upon any of the assets of a Subject Company; (v) is Contingent Indebtedness of a Subject Company; (vi) is a letter of credit and bankers’ acceptance issued for the account of a Subject Company; (vii) contains (1) “most favored nation” or similar provisions, (2) right of first refusal, first offer, first negotiation or exclusivity provisions, or (3) any covenant or restriction limiting the ability of a Subject Company to compete in any line of business, industry or geographic area; (viii) is an employment agreement, severance agreement, consulting agreement or similar arrangement to which a Subject Company is a party; (ix) under which a Subject Company licenses third-party Intellectual Property that is material to the Business (but excluding any “shrink wrap” or “click through” licenses) or licenses its Intellectual Property to third parties; (x) provides for a Subject Company to share profits and expenses with any other Person or is a partnership or joint venture agreement that is material to the Business; (xi) relates to the acquisition by a Subject Company of any operating business or the capital stock of any other Person; (xii) provides for a Subject Company to dispose of any assets or properties material to the Business other than dispositions in the ordinary course of business consistent with past practice; (xiii) any agreement with respect to any hedging, swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities (including resin), equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions other than customer and supplier agreements containing resin or other cost escalator and de-escalator pricing provisions that are not Transferred Business Contracts and not covered by another subclause of this Section 4.12(a) (any agreement of the type described in this clause (xiii), a “Swap Agreement”) that are material to the Business; (xiv) relates to the lending or investing of funds by a Subject Company in excess of $500,000; (xv) requires any party thereto to purchase or sell a minimum or maximum amount of products or services or otherwise purchase or sell a stated portion of its requirements or output from or to another party, in each case, reasonably expected to result in payments to or from the Subject Companies in excess of $500,000 annually, or (xvi) is a Shared Business Contract (each such contract, a “Material Contract”).

(b)               Each Material Contract is a valid and binding agreement of a Subject Company or one of its Affiliates and, to the Selling Parties’ Knowledge, each other party thereto, and is enforceable against a Subject Company or such Affiliate and, to the Selling Parties’ Knowledge, each other party thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception.  Except as set forth in Schedule 4.12(b), as of the date hereof, (i) there is not and, to the Selling Parties’ Knowledge, there has not been claimed or alleged by any Person with respect to any Material Contract any existing default or event that, with notice or lapse of time or both, would constitute a default or event of default on the part of a Subject Company (other than Rexam Mega), or, to the Selling Parties’ Knowledge, on the part of any other party thereto (including Rexam Mega), except such defaults, events of default and other events that would not result in a Company Material Adverse Effect, and (ii) no consent, approval, authorization or waiver from, or notice to, any Governmental Entity or other Person is required in order to maintain in full force and effect any of the Material Contracts, other than (A) such consents and waivers that have been obtained and are unconditional and in full force and effect and such notices that have been duly given and (B) such consents, approvals, authorizations, waivers or notices the failure of which to have or give would not have a Company Material Adverse Effect.

Section 4.13    Insurance.  The Selling Parties and their Affiliates maintain, for the benefit of the Subject Companies (other than Rexam Mega) relating to the conduct of the Business, policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are listed on Schedule 4.13.  All such insurance policies are in full force and effect, all premiums thereon have been timely paid and no notice of cancellation or nonrenewal with respect to, or disallowance of any claim under, or increase of the premium for any such insurance policy has been received by any Selling Party or any of its Affiliates.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, since January 1, 2007 there has been no claim by the Selling Parties or any Subject Company pending under any such insurance policies as to which coverage has been denied.

Section 4.14    Casualties.  Since the Balance Sheet Date, the Subject Companies have not been materially affected as a result of flood, fire or explosion.

Section 4.15    Litigation.  Except as set forth in Schedule 4.15, there is no material Action or Order pending or, to the Selling Parties’ Knowledge, threatened against or involving a

Selling Party or a Subject Company (other than Rexam Mega) and to the Selling Parties’ Knowledge, Rexam Mega, or relating to the conduct of the Business or that questions or challenges the validity of this Agreement or any Action to be taken by a Selling Party or a Subject Company pursuant to this Agreement or in connection with the Transactions.

Section 4.16    Environmental Matters.  Except as set forth in Schedule 4.16, (a) each Subject Company and any other current or former owner or operator of the Business, and all of the Real Property, is and has at all times been in material compliance with all applicable Environmental Laws, (b) no Subject Company (other than Rexam Mega) or any of its Affiliates nor, to the Selling Parties’ Knowledge, Rexam Mega or any former owner or operator of the Business has received any written notice with respect to the Business, the Real Property or any other property now or previously owned or leased by them in connection with the conduct of the Business, from any Governmental Entity or third party alleging that a Subject Company is not in material compliance with, or has any material liability or corrective or remedial obligation under, any Environmental Law, (c) with respect to any Real Property, any formerly owned or operated property or facility, or the Business, there has been no material Release, treatment, storage, transportation or handling of, disposal or arrangement for disposal of, exposure to, or contamination by, a Hazardous Substance (including, for the avoidance of doubt, asbsestos) which could give rise to any material current or future liability or corrective or remedial obligation of any Subject Company under Environmental Laws and (d) with respect to the Business as and where now or previously conducted, no Subject Company, has received written notice of any material claim or Action against, or obligation of, any Subject Company, with respect to the presence of asbestos or any other Hazardous Substance in any product, item, property, building or other structure.  Purchaser has been provided with true and correct copies of all environmental audits, reports, assessments and other documents materially bearing on Environmental Liabilities relating to the past or current operations, properties or facilities of the Subject Companies or related to the Business, which are in their possession or under their reasonable control.

Section 4.17    Compliance with Laws.  The Subject Companies have complied in a timely manner and in all material respects with all Applicable Laws and Orders relating to the conduct of the Business; provided that no additional representation or warranty with respect to compliance with Applicable Laws and Orders is made in this Section 4.17 with respect to the subject matter of the representations and warranties set forth in Sections 4.16, 4.18, 4.19, 4.21 and 4.27.  None of the Selling Parties or Subject Companies has received any written or, to the Selling Parties’ Knowledge, verbal notice or communication from a Governmental Entity alleging that it is not in compliance with any Applicable Law related to the conduct of the Business, except for instances of alleged noncompliance that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.18    Employee Benefit Plans.  (a)  Schedule 4.18(a) hereto contains a true and complete list of each “employee benefit plan,” as defined in Section 3(3) of ERISA and all other retirement, pension, deferred compensation, bonus, incentive, severance, executive life insurance, vacation, stock purchase, stock option, phantom stock, equity, employment, profit sharing, retention, stay bonus, change of control and other benefit plans, programs, agreements or arrangements maintained, sponsored or contributed to by an American Subsidiary or any ERISA Affiliate for the benefit of any current or former employee, consultant, director or other service provider (including, in each case, any beneficiary or dependent thereof) of an American Subsidiary (collectively, the “US Benefit Plans”).  The Selling Parties have heretofore made available to Purchaser a true and complete copy of each written US Benefit Plan and any amendments thereto and each agreement creating or modifying any related trust or other funding vehicle.

(b)               (i)  No asset of an American Subsidiary is subject to any lien under ERISA Section 303(k) or Code Section 430(j), ERISA Section 4068 or arising out of any Action filed under ERISA Section 4301(b).

(ii)               No American Subsidiary or any ERISA Affiliate has incurred any liability which could subject Purchaser or any of its Affiliates (including the Target Entities after the Closing) to liability under Section 4062, 4063, 4064 or 4609 of ERISA.

(iii)             No US Benefit Plan is a multiemployer pension plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.  No American Subsidiary or ERISA Affiliate has incurred any withdrawal liability, within the meaning of Section 4201 of ERISA, or any contingent withdrawal liability under Section 4204 of ERISA, to any multiemployer pension plan, which liability could reasonably be expected to become a liability of Purchaser or any of its Affiliates (including the Target Entities after the Closing) or impose any lien or encumbrance against any assets of Purchaser or any of its Affiliates (including the Target Entities after the Closing).  All contributions required to have been made by any American Subsidiary or ERISA Affiliate to any multiemployer pension plan have been timely made.

(iv)             Each US Benefit Plan has been operated and administered in all material respects in accordance with its terms and Applicable Law, including ERISA and the Code.

(v)               No event has occurred and, to the Selling Parties’ Knowledge, no condition exists that would subject Purchaser or any of its Affiliates (including the Target Entities after the Closing) to any Controlled Group Liability.

(vi)             Schedule 4.18(b)(vi) identifies each US Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”).  The Internal Revenue Service has issued a timely and favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked and, to the Selling Parties’ Knowledge, no circumstances exist and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust.

(vii)           No American Subsidiary has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

(viii)         All US Benefit Plans that are “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) are in material documentary compliance with Section 409A of the Code and any regulations or other guidance issued thereunder and have been maintained, operated and administered in all material respects in compliance with the requirements of Section 409A of the Code and any regulations or other guidance issued thereunder.

(ix)             Except as set forth on Schedule 4.18(b)(ix), there are no pending or threatened claims, and no pending or, to the Knowledge of the Selling Parties, threatened litigation involving any US Benefit Plans or Foreign Benefit Plans (other than routine claims for benefits) by participants or beneficiaries covered under such US Benefit Plans or Foreign Benefit Plans, as applicable.

(x)               Neither the Selling Parties nor any of their Subsidiaries, any US Benefit Plan, or any trust created thereunder, or any trustee thereof, has engaged in a transaction with respect to any US Benefit Plan in connection with which Purchaser or any of its Affiliates (including the Target Entities after the Closing) could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(xi)             With respect to all Business Employees, all accrued vacation time as of the Closing Date will be accrued as a current liability on the Closing Statement.

(xii)           The pro rata portion for the period prior to Closing of the annual bonuses, profit sharing payments, and incentive compensation under the US Benefit Plans and the Foreign Benefit Plans for active Business Employees, in respect of the period commencing in the fiscal year in which the Closing Date occurs and ending on the Closing Date, will be settled at or prior to the Closing by the Selling Parties.

(c)                Schedule 4.18(c) hereto contains a true and complete list of each pension, profit sharing, retirement, health, life, disability, deferred compensation, bonus, incentive, severance, executive life insurance, vacation, stock purchase, stock option, phantom stock, equity, employment, profit sharing, retention, stay bonus, change of control and other benefit plan, program, agreement or arrangement maintained, sponsored or contributed to by a Foreign Subsidiary for the benefit of any current or former director, employee, consultant or other service provider (including in each case any beneficiary or dependent thereof) of any Foreign Subsidiary (collectively, the “Foreign Benefit Plans”).

(d)               The Selling Parties have made available to Purchaser true and complete copies of (i) each Foreign Benefit Plan, including all amendments thereto, and (ii) all current material employee communications describing each Foreign Benefit Plan and any material modifications thereto.

(e)                Each Foreign Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and Applicable Law.

(f)                All Foreign Benefit Plans (i) that are intended to qualify for special Tax treatment meet all requirements for such treatment and (ii) that are intended to be funded and/or book-reserved are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(g)               Except as set forth in Schedule 4.18(g), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of any American Subsidiary or any Foreign Subsidiary under any US Benefit Plan, Foreign Benefit Plan or otherwise; (ii) materially increase any benefits otherwise payable under any US Benefit Plan or Foreign Benefit Plan; (iii) result in any acceleration of the time of payment or vesting of any such benefits; (iv) require the funding of any trust or other funding vehicle; or (v) limit or prohibit the ability to amend, merge, terminate or receive a reversion of assets from any US Benefit Plan or Foreign Benefit Plan or any related trust.

(h)               Schedule 4.18(h) contains a complete and accurate list of all the Business Employees as of the date of this Agreement, showing for each Business Employee the position held and the employment location.  The Business Employees and the Retained Employee are the only employees of the Subject Companies and all of the Business Employees (other than Business Employees whose employment terminates as a result of death or disability or the employee’s voluntary termination of employment or a termination for cause) will be employed by one of the Target Entities on the Closing Date.  All Business Employees employed in the United States are employed by an American Subsidiary.  All Business Employees employed outside of the United States are employed by a Foreign Subsidiary.

Section 4.19    Tax Matters.  (a)  Each Target Entity has duly and timely filed (or has had filed on its behalf) all material Tax Returns required by Applicable Law to have been filed by it and all material Tax Returns required to have been filed with respect to the Business, the Transferred Assets and the Assumed Liabilities have been duly and timely filed.  All such income Tax Returns and amendments thereto are true, complete and correct in all material respects; provided, that no representation is made as to the amount or availability of any net operating losses or other Tax attributes except to the extent included in the calculation of the Tax liability for the period of such Tax Return.

(b)               Each Target Entity has timely paid (or has had paid on their behalf) all material Taxes required to have been paid by it and all material Taxes required to be paid with respect to the Business, the Transferred Assets and the Assumed Liabilities have been timely paid.  The Selling Parties (in respect of the Business, the Transferred Assets and the Assumed Liabilities) and each of the Target Entities have timely withheld and timely paid to the appropriate Tax authorities (or, where such payment is not yet due, set aside in an account for such purpose) proper and accurate amounts for all material Taxes required to have been withheld and paid over in connection with amounts paid or owing to any employee, contractor, creditor, shareholder or other third party, in compliance with all Tax withholding provisions.

(c)                There are no liens for Taxes upon any property or assets of a Target Entity, except for liens for Taxes not yet delinquent.

(d)               Except as set forth on Schedule 4.19, no material federal, state, local or foreign audits, examinations, investigations or other administrative proceedings (such audits, examinations, investigations and other administrative proceedings referred to collectively as “Audits”) or court proceedings are presently pending with regard to any Taxes of or in respect of, or Tax Returns filed by, on behalf of or in respect of, a Target Entity or the Business (or the assets and liabilities thereof).

(e)                Except as set forth on Schedule 4.19, there are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against any Target Entity.

(f)                No material claim with respect to any Target Entity has been made in writing by any Tax authority in a jurisdiction where such Target Entity does not file Tax Returns that it is, or may be, subject to taxation by that jurisdiction.

(g)               None of the Target Entities are members of any Combined Taxation Group for Tax purposes (other than a group of which a Selling Party or any of its Affiliates is or was the common parent).

(h)               None of the Target Entities will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income as a result of any (i) adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or foreign law), (ii) “closing agreement” as defined in Section 7121 of the Code (or any similar provision of state, local or foreign law), or (iii) any installment sale, open transaction prepaid amount or intercompany transaction made on or prior to the Closing Date.

(i)                 None of the Target Entities has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(j)                 Each of Rexam Closures LLC and Rexam Closure Systems LLC is (and has been since formation) disregarded as an entity separate from its owner for U.S. federal income tax purposes, and no classification election pursuant to Treasury Regulation Section 301.7701-3 has been made with respect to any of the Target Entities.

(k)               As of the Closing, none of the Target Entities are a party to any contract with any person under which such Target Entity has agreed to share, or indemnify for, any Tax liability.

(l)                 None of the Transferred Assets or any assets owned by the Target Entities are “tax exempt use property” within the meaning of Section 168(h) of the Code.

(m)             As of the Closing, none of the Target Entities will own, directly or indirectly, any partnership interests for United States federal income tax purposes.

(n)               The Selling Parties have provided to Purchaser the Foreign Direct Investment Certificate (Bacen) of Rexam Participacoes.

Section 4.20    Company Intellectual Property.  (a)  Schedule 4.20(a) contains (i) a list of issued Patents and Patent applications that will be owned by a Target Entity as of the Closing, (ii) a list of registered Trademarks and Trademark applications that will be owned by a Target Entity as of the Closing, (iii) a description of certain Copyrights of the Target Entities that will be owned by a Target Entity as of the Closing, (iv) a list of Licenses to which a Target Entity will be a party as of the Closing and (v) a description of certain Trade Secrets of the Target Entities.  Except as to Development Technology and/or as set forth on Schedule 4.20(a), the Target Entities own, free and clear of all Encumbrances other than Permitted Encumbrances, or have the right to use all of the Company Intellectual Property.  Except as to Development Technology and/or as set forth on Schedule 4.20(a), there are no oppositions, cancellations, invalidity proceedings, interferences or reexamination proceedings presently pending in the United States or foreign country with respect to the Company Intellectual Property.  Except as to Development Technology and/or as set forth on Schedule 4.20(a), the conduct of the Business does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any Person that will materially affect the ability of Purchaser to operate the Business following the Closing.  Except as to Development Technology, to the Selling Parties’ Knowledge, none of the Company Intellectual Property has been or is being infringed, misappropriated or otherwise violated by any Person.  Except as to Development Technology and/or as set forth on Schedule 4.20(a), no Selling Party has received any written notice from any Person pertaining to or challenging the right of a Subject Company to use any of the Company Intellectual Property.  Except as to Development Technology and/or with regard to the Licenses set forth on Schedule 4.20(a), no Company Intellectual Property is subject to any outstanding decree, order, injunction, judgment or ruling issued restricting the use thereof by the Subject Companies or restricting the licensing thereof by the Subject Companies to any Person, or any agreement so restricting in any material respect the use or licensing thereof.

(b)               Except as set forth on Schedule 4.20(b), the Company Intellectual Property, together with the Intellectual Property made available under the Ancillary Agreements for the periods stated therein, constitutes all Intellectual Property necessary to conduct the Business as currently conducted in all material respects.  Neither the consummation of the Transactions nor the negotiation, execution, delivery or performance of this Agreement (including the completion of the Restructuring) will result in the loss or impairment of the Target Entities’ right to own or use any of the Company Intellectual Property in any material respect.

(c)                Except as set forth on Schedule 4.20(c), no Subject Company has any obligation to pay any Person (including any Business Employee) any royalties or other fees for the continued use of any Company Intellectual Property, nor will the Target Entities have any obligation to pay such royalties or other fees arising from the consummation of the Transactions (including the Restructuring).

Section 4.21    Labor Matters.  Except as set forth on Schedule 4.21:

(a)                there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the Selling Parties’ Knowledge, threatened against a Subject Company or otherwise involving any Business Employees;

(b)               no Subject Company is a party to or bound by, and no Business Employees are covered by, any collective bargaining agreement or other contract with any labor organization, works council or employer organization applicable;

(c)                no labor union has been certified by a relevant labor relations authority as bargaining agent for any of the employees of a Subject Company or for any Business Employees and no union organizing or decertification activities are underway or, to the Selling Parties’ Knowledge, threatened with respect to the Business or the employees of a Subject Company or the Business Employees;

(d)               no Subject Company has experienced, and no Business Employees have been involved in, any material work stoppage or other material labor difficulty with respect to the conduct of the Business during the last two years;

(e)                there is no unfair labor practice charge or complaint by any Business Employee or against any Subject Company (other than Rexam Mega) or to the Selling Parties’ Knowledge, Rexam Mega, with respect to the conduct of the Business pending or threatened before a relevant labor relations authority, and no material grievance or conduct that could reasonably be expected to lead to a material grievance by any Business Employee;

(f)                during the last two years, no Subject Company has effectuated any plant closing or mass layoff of employees that could implicate any Applicable Law requiring notice of plant closings or layoffs, including, with respect to each American Subsidiary, the WARN Act;

(g)               any notice of this Transaction required by any Applicable Law or collective bargaining agreement by a Selling Party or a Subject Company has been given, and any bargaining and consultation obligations have been, or prior to the Closing will be, satisfied;

(h)               the Subject Companies (other than Rexam Mega) and to the Selling Parties’ Knowledge, Rexam Mega, are in compliance in all material respects with all Laws relating to employment of the Business Employees, including all such Laws relating to wages, hours, collective bargaining, terms and conditions of employment, termination of employment, employment discrimination, immigration, disability, civil rights, occupational safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social contribution Taxes and similar Taxes;

(i)                 there is no pending or, to the Selling Parties’ Knowledge, threatened, governmental claim or investigation regarding employment matters related to the Business Employees; and

(j)                 each Business Employee who is classified as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and Tax reporting) is properly so characterized.

Section 4.22    Bank Accounts.  Schedule 4.22 sets forth (a) the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which a Foreign Subsidiary maintains lockboxes, safe deposit boxes, marketable securities, disbursement accounts or other accounts of any nature and (b) the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

Section 4.23    Receivables, Payables and Inventory.  All trade accounts receivable and all trade accounts payable of the Subject Companies (other than Rexam Mega) and to the Selling Parties’ Knowledge, Rexam Mega, relating to the conduct of the Business have arisen, and as of the Closing Date will have arisen, from bona fide transactions in the ordinary course of business and all Inventory is in good condition and saleable in the ordinary course of business (subject to reserves therefor as reflected in the Closing Statement and the determination of the Working Capital at the Closing).

Section 4.24    Brokers or Finders.  No Selling Party and no Subject Company has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or person to any brokers’ or finder’s fee or any other commission or similar fee in connection with any of the Transactions, except for Barclays Capital the fees and expenses of which shall be borne solely by the Selling Parties.

Section 4.25    Sufficiency of Assets. Except for the intangible assets set forth on Schedule 4.25 and those assets and services provided under the Shared Business Contracts or to be provided to the Target Entities pursuant to the terms of the Transition Services Agreement or the Manufacturing Agreements, the Subject Companies have, and at the Closing the Target Entities will have, all of the assets (other than Cash) necessary to, and are together sufficient (assuming Purchaser retains the Business Employees) to, conduct the Business as generally reflected in the 2010 Pro Forma Financial Statements immediately following the Closing in the same manner in all material respects as currently conducted by the Subject Companies and their Affiliates.

Section 4.26    Transactions with Affiliates.  Except as set forth on Schedule 4.26, none of the Subject Company’s (other than Rexam Mega), and to the Selling Parties’ Knowledge, Rexam Mega’s, stockholders, directors or officers or, to the Selling Parties’ Knowledge, any of their respective Affiliates is presently or since December 31, 2009, has been, directly or indirectly, involved in any business arrangement or relationship with, or a party to any agreement (oral or written), arrangement or transaction with, any Subject Company other than employment arrangements and severance arrangements entered into in the ordinary course of business (an “Affiliate Transaction”) and, to the Selling Parties’ Knowledge, none of the Subject Company’s stockholders, directors or officers or any of their respective Affiliates owns any property or right, tangible or intangible, that is used by any Subject Company.

Section 4.27    Food and Drug Safety Matters.  Except as set forth on Schedule 4.27:

(a)                the Subject Companies (other than Rexam Mega), and to the Selling Parties’ Knowledge, Rexam Mega, have for the past three years been, and are, in material compliance with all Applicable Laws relating to food and drug safety, including the Food, Drug and Cosmetics Act, the Consumer Product Safety Act, the Poison Prevention Packaging Act,

statutes, rules and regulations promulgated or administered by the Food and Drug Administration and the Consumer Product Safety Commission, the Good Manufacturing Practices of the Food and Drug Administration and any similar federal, state, local or foreign laws (“Food and Drug Safety Laws”);

(b)               the Subject Companies (other than Rexam Mega), and to the Selling Parties’ Knowledge, Rexam Mega, have obtained and are in material compliance with all approvals and authorizations of the Food and Drug Administration, Consumer Product Safety Commission and other Governmental Entities required under applicable Food and Drug Safety Laws necessary for the continued operation, consistent with past practice, of the Business; and

(c)                none of the Subject Companies (other than Rexam Mega), or to the Selling Parties’ Knowledge, Rexam Mega, or any of such entities’ officers, employees or agents (during the term of such Person’s employment or agency relationship with a Subject Company, or, to the Selling Parties’ Knowledge, prior to such term) has made any untrue statement of material fact or fraudulent statement, or failed to disclose a material fact required to be disclosed to the Food and Drug Administration or any similar federal, state, local or foreign Governmental Entity, or otherwise committed an act, made a statement, or failed to make a statement that could reasonably be expected to provide a basis for the Food and Drug Administration or similar Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or similar governmental policy, rule, regulation or law.

Section 4.28    Product Liability; Recalls.  Except as set forth in Schedule 4.28, since December 31, 2008, none of the Selling Parties, Subject Companies (other than Rexam Mega) or, to the Selling Parties’ Knowledge, Rexam Mega, has received any written notice relating to, nor to the Selling Parties’ Knowledge, are there any facts or circumstances that could reasonably be expected to give rise to, any material claim, Action, suit, demand or notice of violation relating to or involving any service provided or any product designed, manufactured, serviced, produced, modified, distributed, shipped or sold by or on behalf of a Subject Company resulting from an alleged defect in design, manufacture, materials or workmanship, performance, any alleged hazard or impurity, or any alleged failure to warn, or from any alleged breach of implied warranties or representations, or any alleged noncompliance with any Applicable Laws and specifications, other than immaterial notices or claims that have been settled or resolved by a Subject Company prior to the date of this Agreement.  There is no material pending or, to the Selling Parties’ Knowledge, threatened recall or investigation of any product designed, manufactured, shipped, sold, marketed, distributed and/or otherwise introduced into the stream of commerce by or on behalf of a Subject Company (other than Rexam Mega), or to the Selling Parties’ Knowledge, Rexam Mega.

Section 4.29    Customers and Suppliers.  (a)  Schedule 4.29(a)(i) lists the names of the top ten (10) customers of the Subject Companies (on a consolidated basis) by dollar volume of sales to such customers for the twelve (12) month period ended December 31, 2010.  Since December 31, 2009, except as set forth on Schedule 4.29(a)(ii), no such customer has materially reduced its business with the Subject Companies or has provided written or oral notice to the Subject Companies (other than Rexam Mega), or to the Selling Parties’ Knowledge, Rexam Mega, indicating that it intends to materially reduce or terminate its business with the Subject Companies.

(b)               Schedule 4.29(b)(i) lists the names of the top ten (10) suppliers of the Subject Companies (on a consolidated basis) by dollar volume of purchases from such suppliers for the twelve (12) month period ended December 31, 2010.  Since December 31, 2009, except as set forth on Schedule 4.29(b)(ii), no such supplier has materially reduced its business with the Subject Companies or has provided written or oral notice to the Subject Companies (other than Rexam Mega), or to the Selling Parties’ Knowledge, Rexam Mega, indicating that it intends to materially reduce or terminate its business with the Subject Companies.

Section 4.30    No Other Representations.  Except for the representations and warranties expressly contained in this Agreement, no Selling Party nor any other Person acting on behalf of a Selling Party makes any representation or warranty, express or implied.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby makes the following representations and warranties to the Selling Parties:

Section 5.1     Organization.  Purchaser is duly incorporated, validly existing and in good standing under the laws of Delaware and has, and, with respect to each of the Ancillary Agreements, will have, at the Closing, all requisite corporate or other power to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligation hereunder and thereunder.

Section 5.2     Authorization; Validity of Agreement.  The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements and the consummation of the Transactions have been duly authorized by all requisite company action on the part of Purchaser and no other company action on the part of Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement or the consummation of the Transactions.  No vote of, or consent by, the holders of any class or series of stock or other equity issued by Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement or the consummation by it of the Transactions.  This Agreement has been, and the Ancillary Agreements when executed at the Closing will be, duly executed and delivered by Purchaser, and, assuming due and valid authorization, execution and delivery hereof by the Selling Parties, are valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms subject to the Bankruptcy and Equity Exception.

Section 5.3     Consents and Approvals; No Violations.  Except as set forth on Schedule 5.3 and for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act or Foreign Antitrust Laws, none of the execution, delivery or performance of this Agreement by Purchaser, the consummation by Purchaser of the Transactions or compliance by Purchaser with any of the provisions hereof will (a) conflict with or result in any breach of any provision of the Operating Document or Organizational Document of Purchaser, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default

(or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (d) violate any Applicable Law or Order applicable to Purchaser, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (b), (c) and (d) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on Purchaser’s ability to consummate the Transactions.

Section 5.4      Acquisition of Purchased Equity for Investment; Ability to Evaluate and Bear Risk.  (a)  Purchaser is acquiring the Purchased Equity for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Purchased Equity.  Purchaser agrees that the Purchased Equity may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under any applicable foreign securities laws, except pursuant to an exemption from such registration under such laws.

(b)               Purchaser is able to bear the economic risk of holding the Purchased Equity for an indefinite period, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Purchased Equity.

Section 5.5      Availability of Funds.  Purchaser currently has access to sufficient immediately available funds in cash or cash equivalents or pursuant to committed revolving financing arrangements, and will at the Closing have sufficient immediately available funds, in cash, to satisfy its payment obligations under this Agreement.

Section 5.6      Litigation.  There is no claim, Action, suit, proceeding or governmental investigation pending or threatened against Purchaser or any of its Subsidiaries by or before any court or Governmental Entity that, individually or in the aggregate, would have or would reasonably be expected to materially impede the ability of Purchaser to complete the Transactions.

Section 5.7      Investigation by Purchaser; Selling Parties’ Liability.  Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology, information systems and prospects of the Subject Companies which investigation, review and analysis was done by Purchaser and its Affiliates and, to the extent Purchaser deemed appropriate, by Purchaser’s representatives.  In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Selling Parties or any of the Selling Parties’ representatives (except the specific representations and warranties set forth in this Agreement, the Schedules, the Ancillary Agreements and the closing certificates to be delivered pursuant to this Agreement), and Purchaser acknowledges that, other than as set forth in this Agreement, the Schedules, the Ancillary Agreements and in any closing certificate to be delivered pursuant to this Agreement, none of the Selling Parties or the Subject Companies or any of their respective directors, officers, shareholders, employees, Affiliates, controlling Persons, agents, advisors or representatives makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of any of the information (including any estimates, projections, forecasts, operating plans or budgets concerning financial or other information relating to the Subject Companies or the Business) provided or made available to Purchaser or its directors, officers, employees, Affiliates, controlling Persons, agents or representatives (including (i) in materials furnished in the Subject Companies’ data room, (ii) in presentations by the Selling Parties’ or the Subject Companies’ management, or (iii) otherwise); provided, that the foregoing (including the first sentence of this Section 5.7) shall not absolve any Party from liability, or serve as a waiver of any claim, relating to fraud or intentional misrepresentation.

Section 5.8      Brokers or Finders.  Neither Purchaser nor any of its Affiliates, nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions, or finder’s fees in connection with the Transactions.

Section 5.9      No Other Representations.  Except for the representations and warranties expressly contained in this Agreement, neither Purchaser nor any other Person acting on behalf of Purchaser makes any representation or warranty, express or implied.

ARTICLE VI

CERTAIN COVENANTS AND AGREEMENTS

Section 6.1      Interim Operations of the Subject Companies.  Except (i) as expressly provided in this Agreement, (ii) as set forth on Schedule 6.1 and (iii) as may be consented to in writing by Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), the Selling Parties shall assure that (other than in respect of Rexam Mega, where the Selling Parties shall use reasonable best efforts to assure that), from and after the date hereof and prior to the Closing:

(a)                the Subject Companies shall (i) conduct the Business in the same manner as heretofore conducted and only in the ordinary course and (ii) use commercially reasonable efforts to preserve existing relationships with customers, suppliers, equipment manufacturers, employees, joint venture partners and other third parties;

(b)               no Subject Company shall (i) amend its Operating Document or Organizational Document, (ii) issue, sell, transfer, pledge, dispose of or encumber any of its Capital Stock, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any of its Capital Stock, (iii) declare, set aside or pay any dividend or other distribution payable in Cash, stock or property with respect to any of its Capital Stock, except Cash dividends payable before the Closing Date, (iv) split, combine or reclassify any of its Capital Stock, (v) redeem, purchase or otherwise acquire directly or indirectly any of its Capital Stock, or any instrument or security which consists of or includes a right to acquire such Capital Stock or (vi) make or authorize any capital expenditure other than pursuant to and in accordance with the time frames of existing commitments or business plans (in each case as set forth on Schedule 6.1(b));

(c)                no Subject Company shall (i) incur or assume any long‑term Indebtedness, (ii) incur or assume any other Indebtedness in excess of $100,000 other than in the ordinary course of business consistent with past practice, (iii) modify the terms of any Indebtedness, (iv) assume or guarantee the obligations of any other Person, in each case except in the ordinary course of business consistent with past practice, or (v) mortgage or pledge or grant an Encumbrance upon any of the assets of a Subject Company (including the Transferred Assets);

(d)               no Subject Company shall (i) make any change in the compensation payable or to become payable to any of its employees (other than normal recurring increases in the ordinary course of business or pursuant to any US Benefit Plan or Foreign Benefit Plan existing on the date hereof, in each case, for employees that are not officers or directors and which amount for such employee does not exceed 2.5% of such employee’s current base compensation (or such higher percentage for employees of Foreign Subsidiaries if required by Applicable Law)), (ii) pay any amounts to any Business Employee not required by any current plan or agreement (other than base salary in the ordinary course of business), (iii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Business Employee, (iv) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any US Benefit Plan or Foreign Benefit Plan, (v) hire any Business Employee or anyone who would constitute a Business Employee, other than any at-will employee hired in the ordinary course of business consistent with past practice to replace an existing employee where such employee’s aggregate annual compensation is less than $75,000 per year or (vi) enter into or amend any collective bargaining agreement or other contract with any labor organization, works council or employer organization;

(e)                no Subject Company shall permit, or take any action that would be reasonably expected to cause, any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated prior to the Closing Date (including the non-payment of premiums that are due and payable), except policies providing coverage for losses not in excess of $1,000,000 which are replaced without diminution of or gaps in coverage;

(f)                no Subject Company shall adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(g)               no Subject Company shall (i) change any of the accounting methods used by it except as required by Applicable Law or (ii) alter its practices and policies relating to the payment of accounts payable, the collection of account receivables, the treatment of working capital or the incurrence or making of capital expenditures;

(h)               no Subject Company shall, except for purchases and sales of Inventory in the ordinary course of business consistent with past practice, sell, lease, license, transfer, assign or otherwise dispose of (by merger, consolidation or sale of stock or assets or otherwise), any corporation, partnership or other business organization or division or any of its Real Property, personal property or any other assets (including any of the Transferred Assets other than to the Subject Companies as part of the Restructuring);

(i)                 no Subject Company shall enter into any transfer for, or make any acquisition of, any businesses, material assets, product lines, business units or operations, stock or other properties, other than acquisitions in the ordinary course of business consistent with past practice;

(j)                 no Subject Company shall, other than in the ordinary course of business consistent with past practice, (i) terminate, cancel or amend in any material respect, or waive or fail to enforce its rights under, any Material Contract or (ii) enter into any contract that would constitute a Material Contract had such contract been in effect on the date hereof;

(k)               no Subject Company shall enter into any line of business or offer any services other than those which the Subject Companies provide as of the date hereof;

(l)                 no Subject Company shall knowingly waive, release, settle or compromise any pending or threatened claim for consideration payable by or to a Subject Company with a fair market value in excess of $100,000 in the aggregate or which would be reasonably expected to have a material and adverse impact on a Subject Company, or restrict in any respect that is not immaterial to the operation of the Business as currently conducted;

(m)             neither the Selling Parties nor any of the Subject Companies shall take any action that would prevent Purchaser from making an election pursuant to Section 338(g) of the Code and, if applicable, similar elections under any applicable state or local laws, with respect to any Target Entity that is a Foreign Subsidiary (to the extent permissible by applicable law);

(n)               neither the Selling Parties (in respect of the Business) nor any of the Subject Companies shall (i) make, change or revoke any Tax election or take any position on any Tax Returns filed on or after the date of this Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparation or filing similar Tax Returns in prior periods, (ii) amend any Tax Return, (iii) settle or resolve any Tax controversy, claim or assessment, (iv) enter into any closing agreement, (v) waive or extend any statute of limitations with respect to Taxes, or (vi) surrender any right to claim a refund for Taxes, except, in each case, as would not have an adverse impact on the Subject Companies, Purchaser or their respective Affiliates;

(o)               no Subject Company shall (i) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Intellectual Property, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the Intellectual Property or (ii) grant to any third party any license, or enter into any covenant not to sue, with respect to any Intellectual Property, except in the ordinary course of business consistent with past practice;

(p)               no Subject Company shall enter into or materially amend or modify any Affiliate Transaction; and

(q)               no Subject Company shall enter into any agreement, contract, commitment or arrangement to do any of the things described in subsections (b) through (p) above.

Section 6.2      Access.  The Selling Parties shall cause the Subject Companies prior to the Closing to (i) give Purchaser and its authorized representatives reasonable access to all books, records, personnel, offices, the Real Property and other facilities and properties of the Subject Companies relating to the Business, (ii) permit Purchaser to make such copies and inspections thereof as Purchaser may reasonably request and (iii) cause the officers of the Subject Companies to furnish Purchaser with such financial and operating data and other information with respect to the Business and the properties of the Subject Companies as Purchaser may from time to time reasonably request; provided, that any such access shall be conducted at Purchaser’s expense, at a reasonable time, under the supervision of the Subject Companies’ personnel and in such a manner as to maintain the confidentiality of this Agreement and the Transactions and not to interfere with the normal operation of the business of the Subject Companies or the Business.  Notwithstanding anything contained in this Agreement or any other agreement between Purchaser and any Selling Party executed prior to the date hereof, none of the Selling Parties, the Subject Companies, or any of their Affiliates shall have any obligation to make available to Purchaser or its representatives, or provide Purchaser or its representatives with, any consolidated, combined or unitary Tax Return filed by the Selling Parties or any of their Affiliates or their respective predecessors, or any related material, and nothing herein shall require a Selling Party or a Subject Company to disclose any information to Purchaser if such disclosure would in the Selling Parties’ reasonable discretion, (i) cause significant competitive harm to a Selling Party, a Subject Company or one of their Affiliates if the Transactions are not consummated, or (ii) contravene any Applicable Laws, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which a Selling Party or any Affiliate of a Selling Party is a party); provided, that if providing such access or information would violate Applicable Law or an agreement, the Selling Parties shall use commercially reasonable efforts to take those actions reasonably necessary so that they are able to provide such information to Purchaser as promptly as practicable.

Section 6.3      Efforts and Actions to Cause Closing to Occur.  (a)  Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser and the Selling Parties shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any Applicable Laws) to consummate the

Closing as promptly as practicable, including the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the other Transactions and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, Orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Entity; provided, that except as otherwise specifically set forth in this Agreement (including Schedule 3.2(b)), the Selling Parties shall not be required to seek third-party consents unless Purchaser requests.  In addition, subject to the terms and conditions herein, no Party (nor any of their respective Affiliates) shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to Closing.  Nothing contained in this Agreement shall require any Selling Party to pay any consideration of material amounts to any other Person from whom any such approvals, authorizations, consents, Orders, licenses, permits, qualifications, exemptions or waiver is requested.    If any such consent is not obtained, the Selling Parties shall cooperate with Purchaser in any reasonable arrangement designed to provide Purchaser the benefit of such stock purchase agreement, including enforcement of any and all rights of the Selling Parties against the other parties thereto arising out of breach thereof by such party or otherwise.

(b)               Prior to the Closing, each Party shall promptly consult with the other Party with respect to, provide any necessary information with respect to, and provide the other Parties (or their respective counsel) with copies of, all filings made by such Party with any Governmental Entity or any other information supplied by such Party to a Governmental Entity in connection with this Agreement and the Transactions; provided, that any such Party to a filing may redact any information that is not pertinent to such filing or submission or that is not customarily exchanged between parties to such an antitrust filing or their counsel, including documents or information which reveal a Party’s negotiating objectives or strategies or purchase price objectives.  Each Party shall promptly inform each of the other Parties of any communication received by such Party from any Governmental Entity regarding any of the Transactions.  No Party shall communicate in any material respect regarding the Transaction with any Governmental Entity without first offering the other Party the opportunity to participate in such communication.  If any Party or Affiliate thereof receives a request for information or documentary material from any such Governmental Entity with respect to any of the Transactions, then such Party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.

(c)                In addition to and without limiting the agreements of the Parties contained above, Purchaser and the Selling Parties shall (i) take all actions necessary to make the filings required of them or any of their respective Affiliates under the HSR Act and any Foreign Antitrust Law as Purchaser shall determine in its reasonable discretion, shall achieve the prompt conclusion of any applicable waiting periods or granting of any necessary approvals, (ii) cooperate with each other in connection with any filing under the HSR Act or any Foreign Antitrust Law and take such actions which, in the reasonable discretion of the Purchaser, may be necessary and appropriate to achieve the prompt conclusion of any applicable waiting periods or granting of any necessary approvals, (iii) comply with any request for additional information or documentary material received by Purchaser, the Selling Parties or any of their respective Affiliates from the FTC, the DOJ or any Foreign Antitrust Administrator pursuant to the HSR

Act or any Foreign Antitrust Law or from any state attorney general or other Governmental Entity in connection with antitrust matters, (iv) cooperate with each other in connection with any filing under the HSR Act or any Foreign Antitrust Law and in connection with resolving any investigation or other inquiry concerning the Transactions commenced by the FTC, DOJ, any Foreign Antitrust Administrator, any state attorney general or any other Governmental Entity, (v) use their respective reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the Transactions under any antitrust law and (vi) advise the other Parties promptly of any material communication received by such Party from the FTC, DOJ, any Foreign Antitrust Administrator, any state attorney general or any other Governmental Entity regarding any of the Transactions, and of any understandings, undertakings or agreements (oral or written) such Party proposes to make or enter into with the FTC, DOJ, any Foreign Antitrust Administrator, any state attorney general or any other Governmental Entity in connection with the Transactions.  The Selling Parties shall not offer to make or make or enter unto any such understandings, undertakings or agreements (oral or written) without consent of Purchaser.   Concurrently with the filing of notifications under the HSR Act or any Foreign Antitrust Law or as soon thereafter as practicable, the Selling Parties and Purchaser shall each request early termination of the HSR Act waiting period or any corresponding provision of any Foreign Antitrust Law.  Purchaser shall consult regularly with the Selling Parties in advance and from time to time regarding the conduct and status of any filings with Governmental Entities and provide the Selling Parties with copies of such filings in sufficient time for the Selling Parties to provide meaningful input as to strategy and content (provided, that each Party shall be entitled to redact any of its confidential information contained in such filings before providing copies to the other Parties) and any significant strategies, approaches or other actions that Purchaser expects or intends to adopt or take in connection therewith.  Notwithstanding the foregoing, Purchaser shall not be required to agree (with respect to the any of the Target Entities or Purchaser (or any of its Affiliates)) to any divestitures, licenses, hold separate arrangements or similar matters with respect to assets of the Target Entities, Purchaser or any Affiliate of Purchaser.

(d)               Prior to the Closing Date, the Selling Parties shall, and shall cause their Affiliates to, and shall use commercially reasonable efforts to cause its representatives to, provide, in each case at Purchaser’s sole cost and expense, all cooperation reasonably requested by Purchaser to assist Purchaser in the arrangement of any third party debt financing for the purpose of financing the payment of the Total Purchase Price and any other amounts payable pursuant to this Agreement provided such cooperation does not unreasonably interfere with the operation of the Business (the “Debt Financing”) (it being understood that the receipt of such Debt Financing is not a condition to the occurrence of the Closing), including:  (i) participating in meetings, presentations and due diligence sessions, (ii) reviewing materials for presentations, memoranda, offering and syndication documents and similar documents required in connection with the Debt Financing, (iii) facilitating Purchaser’s efforts to pledge collateral of the Target Entities (including cooperating with the audit or appraisal thereof) (which pledging of collateral, for the avoidance of doubt, shall not be effective prior to the Closing) and efforts to obtain surveys, title insurance and estoppel letters as reasonably requested, and (iv) as promptly as practical, furnishing Purchaser and its Affiliates and its sources of Debt Financing with financial and other information reasonably available regarding the Subject Companies.  Purchaser shall indemnify and hold harmless the Selling Parties and their Affiliates and their respective officers, directors and other representatives from and against any Losses suffered or incurred by them in connection with the arrangement and completion of the Debt Financing and the information utilized in connection therewith, except with respect to information in respect of the Business, the Selling Parties and their Affiliates (including the Target Entities) supplied by the Selling Parties or their Affiliates (including the Target Entities) specifically for inclusion or incorporation by reference therein that was materially misleading or involved fraud or an intentional misrepresentation.  For the avoidance of doubt, the Selling Parties and their Affiliates shall not be required to assist with the preparation of any business projections required in connection with the Debt Financing.

Section 6.4      Publicity.  None of the Parties (or any of their respective Affiliates) shall issue or cause the publication of any press release or other internal or external announcement with respect to this Agreement or the Transactions without prior consultation with the other, except as may be required by Applicable Law or by any listing agreement with a national securities exchange or trading market and then only after the other Party has been afforded a reasonable opportunity to review and comment on the same.

Section 6.5      Employee Matters.  (a)  Benefit Plans.

(i)                 Except as provided in the Transition Services Agreement, effective as of the Closing Date, (A) the Target Entities shall withdraw from and cease to be participating employers under the US Benefit Plans listed in Schedule 6.5(a)(i) (the “Parent Plans”) and (B) the Business Employees shall cease to accrue further benefits and shall cease to be active participants under the Parent Plans.  From and after the Closing Date, the Selling Parties shall retain and shall be solely responsible for all obligations and liabilities under the Parent Plans, and except as provided in the Transition Services Agreement, neither Purchaser nor its Affiliates (including the Target Entities) shall have any obligation, liability or responsibility from and after the Closing Date to or under the Parent Plans, whether such obligation, liability or responsibility arose before, on or after the Closing Date.

(ii)               From and after the Closing Date, the Target Entities shall be solely responsible for all obligations and liabilities under the Foreign Benefit Plans listed in Schedule 6.5(a)(ii) (the “Subject Company Foreign Plans”) and from and after the Closing Date none of the Selling Parties nor any their respective Affiliates shall have any obligations or liabilities with respect to any Subject Company Foreign Plan, whether such obligations or liabilities arose before, on or after the Closing Date.

(iii)             From and after the Closing Date, the Selling Parties shall retain and shall be solely responsible for all obligations and liabilities with respect to any Foreign Benefit Plan that is not a Subject Company Foreign Plan and from and after the Closing Date, neither Purchaser nor its Affiliates (including the Subject Companies) shall have any obligation, liability or responsibility under any Foreign Benefit Plan that is not a Subject Company Foreign Plan, whether such obligation, liability or responsibility arose before, on or after the Closing Date.

(iv)             From and after the Closing Date, the Selling Parties shall retain and shall be solely responsible for any and all Controlled Group Liability and neither Purchaser nor its Affiliates (including the Target Entities) shall have any obligation, liability or responsibility for any Controlled Group Liability.

(v)               Except as otherwise expressly provided in this Section 6.5, from and after the Closing Date, the Selling Parties shall retain and shall be solely responsible for all obligations and liabilities with respect to the employment of any Business Employee prior to the Closing Date and neither Purchaser nor its Affiliates (including the Target Entities) shall have any obligation, liability or responsibility for the employment of any Business Employee prior to the Closing Date.

(b)               Post-Closing Benefits.  Purchaser shall provide, or shall cause the Target Entities to provide:

(i)                 for a period of twelve (12) months immediately following the Closing Date, to each Business Employee who is actively at work as of the Closing Date (A) base salary and bonus and incentive opportunities and other employee benefits (other than severance benefits) that are substantially comparable in the aggregate to the base salary and bonus and incentive opportunities and benefits provided to similarly situated employees of Purchaser, it being understood that providing benefits under the US Benefit Plans and the Subject Company Foreign Plans on a basis substantially comparable in the aggregate as the basis provided immediately prior to the Closing Date shall satisfy the requirements under this clause (A); (B) reemployment to the Business Employees listed on Schedule 6.5(b)(i) who are not actively at work due to short‑term disability, workers’ compensation or other approved leave of absence, such re-employment to be effective as of the date, if any, each such Business Employee has been cleared for and returns to active employment; and (C) severance benefits no less favorable than the severance benefits provided to such Business Employee immediately prior to the Closing Date; and

(ii)               full service credit for all purposes (other than for purposes of benefit accruals under a defined benefit pension plan or to the extent that such credit would result in duplication of benefits with respect to the same period of service) under all incentive, compensation and employee benefit plans, policies and arrangements made available to Business Employees by Purchaser, the Target Entities or any of their Affiliates on or after the Closing Date to the same extent such Business Employee’s service was recognized under the corresponding type of benefit plans in which such Business Employee participated immediately prior to the Closing Date.

(c)                Pre-Closing Date Claims.  The Selling Parties shall be responsible, or shall cause the applicable Parent Plans to be responsible, for providing welfare benefits (including medical, hospital, dental, accidental death and dismemberment, life, disability and other similar benefits) to Business Employees for all claims incurred prior to the Closing Date under and subject to the generally applicable terms and conditions of such plans.  For purposes of this Section 6.5(c), a claim is incurred with respect to (i) accidental death and dismemberment, disability, life and other similar benefits when the event giving rise to such claim occurred and (ii) medical, hospital, dental and other similar benefits when the services with respect to such claim are rendered.  The Selling Parties shall also be responsible for all losses arising out of or relating to workers’ compensation claims of any Business Employee if the event giving rise to the claim occurs prior to the Closing Date and shall have the sole responsibility and authority for administering such claims.

(d)               Vacation.  Purchaser shall honor, or shall cause the Target Entities to honor, all earned but unused vacation and other time off accrued by the Business Employee prior to the Closing Date in accordance with the applicable policies in effect with respect to the Business Employee immediately prior to the Closing Date.

(e)                Purchaser Welfare Plans.  Purchaser shall, or shall cause the Target Entities to provide each Business Employee with credit for any co-payments, deductibles and out-of-pocket expenses paid prior to the Closing Date in satisfying any applicable co-payment, deductible and out-of-pocket expense requirements under any welfare plan of Purchaser, the Target Entities or any of their Affiliates in which such Business Employee may be eligible to participate on or after the Closing Date to the extent such credit was or would have been given under the Parent Plans and Subject Company Foreign Plans in which the Business Employee participated immediately prior to the Closing Date.  Except as provided in the Transition Services Agreement, Purchaser shall provide, or shall cause the Target Entities to provide, continuation health care coverage to Business Employees and their qualified beneficiaries who incur a qualifying event, in accordance with the continuation health care coverage requirements of Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA (“COBRA”) or any similar provisions of state law, on or after the Closing Date.  Except as provided in the Transition Services Agreement, Purchaser agrees to provide any required notice under COBRA or any similar provisions of state law to Business Employees in respect of any qualifying event that occurs as a result of the transactions contemplated by this Agreement.

(f)                Defined Contribution Plans.

(i)                 As soon as reasonably practicable following December 31, 2011 (such date hereinafter referred to as the “401(k) Transition Date”) Purchaser shall cause the Business Employees in the United States to be eligible to participate in one or more tax qualified defined contribution plans sponsored by Purchaser or one of its Affiliates (the “Purchaser DC Plan”).  As of the 401(k) Transition Date, the Selling Parties shall cause the trustee of the tax-qualified defined contribution plan in which Business Employees participated immediately prior to the 401(k) Transition Date (the “Parent DC Plan”) to segregate, in accordance with the spin-off provisions set forth under Section 414(l) of the Code, the assets of the Parent DC Plan representing the full account balances of the Business Employees for all periods of participation through the 401(k) Transition Date, and as soon as practicable thereafter, transfer in the form of cash, the vested account balances (inclusive of participant loans) of all Business Employees to the trustee of the trust forming a part of the Purchaser DC Plan.  In consideration of such transfer of assets, Purchaser and the Purchaser DC Plan shall assume all of the obligations in respect of the account balances of the Business Employees under the Parent DC Plan transferred to the Purchaser DC Plan.

(ii)               The Selling Parties shall indemnify, save and hold harmless the Purchaser from and against any and all Losses arising as a result of the Purchaser’s assumption of assets and liabilities from the Parent DC Plan, to the extent such Losses  relate to or arise out of conditions, events or transactions which existed or occurred on or prior to the 401(k) Transition Date.

(g)               Bonuses; Severance.  Purchaser shall, or shall cause the Target Entities to, fully perform and discharge all liability of the Target Entities for (i) the sale incentives due to Business Employees under the agreements listed on Schedule 6.5(g)(i) (including all Taxes and benefit plan contributions associated therewith) to the extent such sale incentives (together with all Taxes and benefit plan contributions associated therewith) are included as an accrued expense on the Closing Statement, (ii) any severance benefits due to Business Employees under the agreements listed on Schedule 6.5(g)(ii) (including all Taxes associated therewith) as a result of a termination of employment occurring on or after the Closing Date; provided, however, any such liability under such agreements resulting from a termination of employment prior to the Closing Date shall be a liability of the Selling Parties unless it is accrued pursuant to the immediately following clause (iii), (iii) any severance benefits (including all Taxes associated therewith) to a Business Employee whose employment is terminated prior to the Closing to the extent such severance benefits (together with all Taxes associated therewith) are included as an accrued expense on the Closing Statement, and (iv) any quarterly bonuses due to Business Employees to the extent such quarterly bonuses are included as an accrued expense on the Closing Statement.  Any of the items described in clauses (i), (iii) and (iv) of this Section 6.5(g) that are not included as an accrued expense on the Closing Statement shall be a liability of the Selling Parties and neither Purchaser nor its Affiliates (including, following the Closing, the Target Entities) shall have any obligation, liability or responsibility for such items.

(h)               WARN Act.  Neither Purchaser nor the Target Entities shall, at any time prior to ninety (90) days after the Closing Date, effectuate a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act or effectuate any similar triggering event under any other Applicable Law, affecting in whole or in part any site of employment, facility, operating unit or employee of the Target Entities, except in compliance with the WARN Act.  The Selling Parties agree that between the date of this Agreement and the Closing Date, they will cause the Target Entities not to effect or permit a “plant closing” or “mass layoff” as those terms are defined in the WARN Act without complying with the WARN Act.

(i)                 Credit Cards.  Following the Closing, Purchaser shall cooperate with the Selling Parties in collecting and cancelling all Target Entity credit cards held by any Business Employees within forty-five (45) days of Closing.  Purchaser shall be responsible for ensuring that all balances on such credit cards are paid in full.

(j)                 Vesting of Benefits under Parent Plans.  Immediately prior to the Closing, the Selling Parties shall cause (i) all accrued but unvested benefits of any Business Employee under any Parent Plan to vest, and (ii) all unvested rights of any Business Employee under the

Rexam Inc. 2007 Phantom Stock Plan to vest and for all vested options held by any Business Employee under such plan to remain exercisable for at least six (6) months following the Closing Date.

(k)               Pre-Closing Bonuses, Profit Sharing Payments and Incentive Compensation.  Except as specifically provided in Section 6.5(g), the Selling Parties shall pay at or prior to the Closing the pro rata portion of the annual bonuses, profit sharing payments, and incentive compensation under the US Benefit Plans and the Foreign Benefit Plans for active Business Employees, in respect of the period commencing in the fiscal year in which the Closing Date occurs and ending on the Closing Date; provided, that with respect to the 2010 awards under the 2009 Rexam Long-Term Incentive Plan, the Selling Parties shall pay such amounts to Business Employees at the times and in accordance with the terms therein.

(l)                 No Third-Party Beneficiary Rights; Plan Amendments, Terminations.  Nothing herein, expressed or implied, shall confer upon any Business Employees (or any of their beneficiaries or alternate payees) any rights or remedies (including any right to employment or continued employment, or any right to compensation or benefits for any period) of any nature or kind whatsoever, under or by reason of this Agreement or otherwise.  In addition, the provisions of this Section 6.5 are for the sole benefit of the parties to this Agreement and are not for the benefit of any third party.  Nothing in this Section 6.5 shall be construed to limit the right of Purchaser or any of its Subsidiaries to amend or terminate any US Benefit Plan that is not a Parent Plan or Subject Company Foreign Benefit Plan or any other employee benefit plan of Purchaser or its Subsidiaries, to the extent such amendment or termination is permitted by the terms of the applicable plan.

(m)             No Right to Continued Employment.  Notwithstanding any provision in this Section 6.5, neither Purchaser nor any of its Affiliates shall have any obligation to continue the employment of any Business Employee for any period following the Closing Date.

Section 6.6      Intercompany Arrangements.  Except (i) as set forth on Schedule 6.6, (ii) as provided in Section 6.11 or (iii) as otherwise expressly contemplated by this Agreement or the Ancillary Agreements, all agreements and commitments, whether written, oral or otherwise, relating to the conduct of the Business which are solely between a Target Entity, on the one hand, and a Selling Party and any of its Affiliates (excluding agreements solely between the Target Entities), on the other hand, shall be terminated and of no further effect, simultaneously with the Closing without any further action or liability on the part of the parties thereto.

Section 6.7      Maintenance of Books and Records.  Each of the Parties shall preserve, until at least the eighth (8th) anniversary of the Closing Date, all pre-Closing Date records possessed or to be possessed by such Party relating to the Business.  After the Closing Date and up until at least the eighth (8th) anniversary of the Closing Date, upon any Covered Request from a Party or its representatives, the Party holding such records shall (a) provide to the requesting Party or its representatives reasonable access to such records during normal business hours and (b) permit the requesting Party or its representatives to make copies of such records, in each case at no cost to the requesting Party or its representatives (other than for reasonable out-of-pocket expenses); provided, however that nothing herein shall require any Party to disclose any information to the other if such disclosure would, based on the advice of outside counsel, result in the loss of any attorney‑client or other legal privilege or contravene any Applicable Law.  For purpose of this Section 6.7, a “Covered Request” shall mean a written request in connection with an audit, accounting, tax, litigation, federal securities disclosure or other similar need or reasonable business purpose of the Party seeking such records.  Notwithstanding the foregoing, any and all such records relating to the Business may be destroyed by a Party if such destroying Party sends to the other Parties written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the thirtieth (30th) day following the other Party’s receipt of such notice unless another Party notifies the destroying Party that such other Party desires to obtain possession of such records, in which event the destroying Party shall transfer the records to such requesting Party and such requesting Party shall pay all reasonable expenses of the destroying Party in connection therewith.

Section 6.8      Directors’ and Officers’ Indemnification. (a)  Purchaser shall cause each Target Entity, for a period of six (6) years, to keep in effect in its Organizational Document or Operating Document, or other corresponding documents, any provisions currently included in such documents which provide for indemnification of the present or former officers or directors of a Target Entity (collectively, the “D&O Indemnified Parties”) to the fullest extent permitted by Applicable Law; provided that the Selling Parties shall indemnify the Target Entities and Purchaser for any Loss incurred or suffered by them arising out of, relating to or in connection with any breach of any fiduciary duty by such directors or officers.

(b)               This covenant is intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and successors.  The indemnification provided for herein shall not be deemed exclusive of any other rights to which an D&O Indemnified Party is entitled, whether pursuant to Applicable Law, contract or otherwise.  Purchaser shall, or shall cause a Target Entity to, pay all expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party which is the prevailing party in any action or proceeding to enforce the indemnity and other obligations provided for in this Section 6.8.

(c)                In the event that a Target Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary to effectuate the purpose of this Section 6.8, Purchaser shall cause such Target Entity to make proper provision so that the successors and assigns of such Target Entity shall succeed to the obligations set forth in this Section 6.8.

Section 6.9      Cooperation in Litigation.  Each Party will cooperate with the other in the defense or prosecution of any litigation or proceeding already instituted or which may be instituted hereafter against or by such Party relating to or arising out of the conduct of the Business or the Subject Companies or any of the Transactions if any Party requires the other Party’s cooperation due to such Party’s ownership of the Business or the Subject Companies at a relevant time.  The Party requesting such cooperation shall pay the out-of-pocket expenses (including reasonable legal fees and disbursements) of the Party providing such cooperation and of its employees and agents reasonably incurred in connection with providing such cooperation, but shall not be responsible to reimburse the Party providing such cooperation for the salaries or costs of fringe benefits or other similar expenses paid by the Party providing such cooperation to its employees and agents while assisting in the defense or prosecution of any such litigation or proceeding.

Section 6.10    Insurance.  (a)  Purchaser acknowledges and agrees that effective with the Closing all Insurance Coverage provided to the Target Entities by a Selling Party or any Affiliate of a Selling Party shall terminate and no further liability shall arise under any of such policies except that the Target Entities shall have the benefits of coverage under such policies with respect to insured events occurring before the Closing.

(b)               The Selling Parties and Purchaser agree that all claims with respect to insured events occurring prior to the Closing shall be administered in accordance with the terms of the Selling Parties’ policies and coverage applicable to such claims provided that the Selling Parties shall pay any costs of deductible and self‑insured retentions related to such policies and coverage.  Such presently pending claims are listed on Schedule 6.10.  Purchaser shall use commercially reasonable efforts to cooperate with the Selling Parties to enable them to comply with the requirements of the relevant insurance carrier and Purchaser shall use commercially reasonable efforts to provide such information and assistance as the Selling Parties may reasonably request in connection with any such claim.  Any monies received by a Selling Party or any Affiliate of a Selling Party as a result of such a claim shall be promptly paid over to Purchaser.

Section 6.11    Intercompany Receivables and Payables.  (a)  The Parties agree and acknowledge that any intercompany receivable or payable balance between a Target Entity (on the one hand) and another Target Entity or an Affiliate of a Selling Party (on the other hand) which arose from the intercompany supply of goods or services (trading balances) in the ordinary course of business and included in the Working Capital and to be included in the Closing Statement shall remain outstanding as of the Closing Date.  The Parties further agree and acknowledge that such payables shall be paid after the Closing in the currency denominated on the applicable invoice in the ordinary course of business.

(b)               Schedule 6.11(b) lists all intercompany financial indebtedness for borrowed money between a Subject Company (on the one hand) and another Subject Company, a Selling Party or Affiliate of a Selling Party (on the other hand) and the obligor and obligee as of the date of this Agreement and the outstanding balance and accrued interest as of May 31, 2011.

(c)                The Parties further agree and acknowledge that all intercompany financial indebtedness for borrowed money (i) between a Target Entity (on the one hand) and another Target Entity (on the other hand) shall remain outstanding as of the Closing (and shall not be contributed to capital, paid in full, canceled, or otherwise settled or eliminated on or prior to the Closing, nor shall the balance thereof be increased or decreased outside the ordinary course of business) and shall not be taken into account for calculating the Closing Indebtedness or the Working Capital as of the Closing Date, or (ii) between a Target Entity (on the one hand) and a Selling Party or an Affiliate of a Selling Party other than a Target Entity (on the other hand) shall be settled in the manner set forth on Schedule 6.11(c), and cease to be outstanding prior to the

Closing (or cease to be outstanding at the Closing with respect to certain indebtedness owed to the Selling Parties as contemplated by Section 2.2(c)), it being understood that no payment or other settlement of such financial indebtedness shall result in any cash being in any Foreign Subsidiary that is a Target Entity as of Closing (other than cash in the amounts set forth in Section 2.2(a)(ii)(A)-(C)) (the “Settled Intercompany Transactions”).

(d)               Prior to the Closing, except as set forth on Schedule 6.1, no Subject Company shall enter into any new intercompany financial indebtedness for borrowed money (which for the avoidance of doubt shall not include any Cash dividends or distributions or any obligation to pay any declared but unpaid Cash dividends or distributions to the extent permitted under Section 6.1) with another Subject Company, a Selling Party or an Affiliate of a Selling Party without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(e)                Prior to the Closing, no Selling Party (nor any Affiliate of any Selling Party) shall contribute any Cash to any Foreign Subsidiary or otherwise (except in the ordinary course of business) increase the amount of Cash in any Foreign Subsidiary other than as provided in Schedule 6.11, it being understood that no action taken pursuant to Schedule 6.11 shall result in any cash being in any Foreign Subsidiary that is a Target Entity as of Closing (other than cash in the amounts set forth in Section 2.2(a)(ii)(A)-(C)).

Section 6.12    Name Change.  Purchaser hereby acknowledges that it shall have no rights in the name “Rexam” and covenants that it shall not change its legal corporate name after the Closing Date to a corporate name that includes the word “Rexam” or any similar words that would raise a reasonable likelihood of confusion with such term.  Purchaser further acknowledges that the Rexam Way Licenses shall be deemed terminated as of the Closing and that Purchaser’s right to continue to use the phrase “Rexam Way” and related marketing intangibles shall be limited in scope and duration as provided pursuant to this Section 6.12.  Notwithstanding the foregoing, the Selling Parties hereby grant to Purchaser, and Purchaser hereby accepts, a worldwide, royalty-free, exclusive license to use the “Rexam” and “Rexam Way” names and marks as the trademark, service mark, logo, slogan, trade dress, corporate name and/or trade name of any one or more of the Subject Companies in connection with the Business for the use and sell-off of any (a) products or packaging or (b) signage, advertising, stationery, letterhead, corporate documents or any other business materials used by the Subject Companies.  The license granted under this Section 6.12 shall be for a period of one-hundred and eighty (180) days following the Closing Date for purposes of Section 6.12(a) and for a period of ninety (90) days following the Closing Date for purposes of Section 6.12(b).  Notwithstanding the foregoing, the Selling Parties hereby grant and, if applicable, shall cause their Affiliates to grant, to Purchaser (effective from and after the Closing) a non-exclusive, royalty-free license to use and display anywhere in the world the marks in each mold owned and used by the Selling Parties in the Business immediately prior to the Closing Date on the products of the Business until the earlier of (i) the date that such mold is removed from operation in order for Purchaser or its Affiliates to undertake a material repair or refurbishment of such mold and (ii) the third anniversary of the Closing Date.

Section 6.13    Banking Matters.  Immediately following the Closing (i) all bank accounts of the American Subsidiaries (including all cash therein) shall remain with the Selling

Parties and (ii) all bank accounts of the Foreign Subsidiaries (including all cash therein) shall remain with such Foreign Subsidiaries.

Section 6.14    Non-competition; Non-solicitation.  (a)  Neither the Selling Parties nor any of their respective Affiliates shall for a period of three (3) years from and after the Closing Date, directly or indirectly, engage in, operate, perform, control, manage or have any ownership interest in any Person, enterprise or business that develops, manufactures, sells or distributes plastic products or performs plastics-related services in competition with the Business in the Territory (collectively, the “Competing Business”); provided, however, the foregoing restrictions shall not apply to the Retained Business (and none of the Retained Business shall be considered any “Competing Business”).  Purchaser acknowledges that (i) through the operation of the Retained Business, the Selling Parties (and their Affiliates) currently develop, manufacture, sell and distribute plastic products and perform plastic-related services in the healthcare (including products such as vitamins, minerals, supplements and nutraceuticals), food container and personal care markets, which includes products such as closures (such as lined and unlined closures), fitments and dispensing systems, cosmetics (other than jars), vials, tubes, containers, and medical devices and (ii) the restrictions in this Section 6.14(a) shall not prohibit the Selling Parties from continuing to operate in such businesses and markets.

(b)               Notwithstanding the foregoing, the Selling Parties may, without violating this covenant: (i) own as a passive investment not in excess of 5% of the outstanding Capital Stock of a Person that engages in the Competing Business, if such Capital Stock is a security actively traded on an established national securities exchange and (ii) acquire any Person or substantially all of the assets of any Person (an “Acquired Business”) who is engaged in a Competing Business (the “Acquired Competing Operations”); provided, that (x) the Acquired Competing Operations represent less than 25% of the total annual sales of such Acquired Business and (y) the applicable Selling Party divests, or causes to be divested, all of such Acquired Competing Operations included within the Acquired Business within one (1) year after the acquisition of such Acquired Business; provided, that the Selling Parties shall be entitled to retain the Acquired Competing Operations if such Acquired Competing Operations when taken together with all other Acquired Competing Operations then engaged in, operated, performed, Controlled, managed or owned by the Selling Parties, generated less than $50 million in sales for the previous 12-month period and; provided, further, that if at any time the aggregate sales of all Acquired Competing Operations then engaged in, operated, performed, controlled, managed or owned by the Selling Parties exceed $50 million for the previous 12-month period, the Selling Parties will be required to promptly divest or cause to be divested such portion of the Acquired Competing Operations as may be necessary to reduce such sales to less than $50 million.

(c)                For a period of three (3) years following the Closing Date, the Selling Parties will not, and shall cause their respective Affiliates not to, solicit for employment any employee of a Target Entity as of the date hereof or as of the Closing Date (a “Covered Employee”); provided, however, that nothing in this Section 6.14(c) shall be deemed to prohibit the Selling Parties and/or their respective Affiliates from (i) making general solicitations not targeted at Covered Employees (including job announcements in newspapers and industry publications or on the Internet), (ii) soliciting any Covered Employee whose employment is terminated by Purchaser prior to a Selling Party and/or any of its Affiliates soliciting such Covered Employee or (iii) hiring any Covered Employee as long as the Selling Parties have not breached the non-solicitation covenants in this Section 6.14(c) with respect to such Covered Employee.

(d)               If any provision or part of this Section 6.14 is held by a court or other authority of competent jurisdiction to be invalid or unenforceable, the Parties agree that the court or authority making such determination will have the power to reduce the duration or scope of such provision or to delete specific words or phrases as necessary (but only to the minimum extent necessary) to cause such provision or part to be valid and enforceable.  If such court or authority does not have the legal authority to take the actions described in the preceding sentence, the Parties agree to negotiate in good faith a modified provision that would, in so far as possible, reflect the original intent of this Section 6.14 without violating Applicable Law.

Section 6.15    Confidentiality.  (a)  The provisions of the Confidentiality Agreement shall remain binding and in full force and effect on and after the date hereof until the earlier of the expiration of its term or the Closing.  The information contained herein, in the Schedules hereto or delivered to Purchaser or its authorized representatives pursuant hereto shall be deemed to be Confidential Information until the Closing.  Except as otherwise provided in Section 6.4, Purchaser shall cause its consultants, advisors and representatives to treat the terms of this Agreement after the date hereof as Confidential Information.  In the event a Party or any of its Affiliates is required by Applicable Law prior to the Closing to disclose any Confidential Information then such Party shall comply with the provisions of the Confidentiality Agreement regarding such disclosure.

(b)               From and after the Closing, the Selling Parties and their respective Affiliates shall keep confidential nonpublic information in their possession relating to the Target Entities and the Business; provided, however, that the Selling Parties and their respective Affiliates shall not be liable hereunder with respect to any disclosure to the extent such disclosure is required pursuant to legal process (including pursuant to the assertion of the Selling Parties’ rights under this Agreement or any of the Ancillary Agreements) (by interrogatories, subpoena, civil investigative demand or similar process), regulatory process or request, or to the extent such disclosure is reasonably necessary for purposes of compliance by the Selling Parties or their respective Affiliates with tax or regulatory reporting requirements or Applicable Law; provided, that, in the event of any disclosure pursuant to legal process or Applicable Law, the Selling Parties exercise commercially reasonable efforts to preserve the confidentiality of the nonpublic information disclosed, including by cooperating with Purchaser to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the nonpublic information required to be disclosed.

(c)                From and after the Closing, other than, in each case, to the extent such information relates to the Business, Purchaser shall keep confidential nonpublic information in its possession (other than information that was or becomes available to Purchaser on a non-confidential basis from a source other than the Selling Parties or any of their Affiliates) relating to the Selling Parties, their respective Affiliates (other than the Target Entities) and the Retained Business; provided, however, that Purchaser shall not be liable hereunder with respect to any disclosure to the extent such disclosure is required pursuant to legal process or Applicable Law (including pursuant to the assertion of Purchaser’s rights under this Agreement or any of the Ancillary Agreements) (by interrogatories, subpoena, civil investigative demand or similar process) or regulatory process or request; provided, that in the event of any disclosure pursuant to legal process or Applicable Law Purchaser exercises commercially reasonable efforts to preserve the confidentiality of the nonpublic information disclosed, including by cooperating with Seller to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the nonpublic information required to be disclosed.

Section 6.16    Update of Information.  Each Party shall inform the other upon becoming aware of any breach of, or inaccuracy of, any representation, warranty or covenant in this Agreement by such Party, it being understood that no such notification shall be taken into account or limit any Party’s right in any way whatsoever to indemnification pursuant to Article X or otherwise, and shall not be taken into account in determining whether the conditions to any Party’s obligation to close have been satisfied and shall not constitute a waiver by Purchaser or the Selling Parties of any of the conditions precedent to closing hereunder, including the condition in Section 7.2(a) or Section 7.3(a).

Section 6.17    Restructuring.  Prior to the Closing, the Selling Parties shall, and shall cause their Affiliates to, take all necessary actions to cause (i) the transfer of all rights, title and interest to the Transferred Assets to the applicable Target Entity (to the extent such Transferred Assets are not already owned by the applicable Target Entity), (ii) the assumption of the Assumed Liabilities by such Target Entities (to the extent such Assumed Liabilities are not already a liability of the applicable Target Entity), (iii) the transfer of the Customer Owned Equipment (as defined in the applicable Manufacturing Agreement, other than where such Customer Owned Equipment is owned by the end user that is a customer of the Business and not a party hereto or Affiliate of a party hereto) located within the Plant (as defined in the applicable Manufacturing Agreement) where a Selling Party (or Affiliate (other than a Target Entity) of a Selling Party) is the Customer under such Manufacturing Agreement, (iv) the Transferors and Transferees (as such terms are defined in each of the Contribution Agreements) to perform all of their obligations under the Contribution Agreements, (v) the actions set forth on Schedule 6.17 to be taken and (vi) the Settled Intercompany Transactions to be consummated (the “Restructuring”).  Following the Closing, (x) the Selling Parties shall, and shall cause their Affiliates to, take all necessary actions to cause the Transferors (as such term is defined in each of the Contribution Agreements) to perform all of their obligations under the Contribution Agreements, and (y) Purchaser shall, and shall cause its Affiliates to, take all necessary actions to cause the Transferees (as such term is defined in each of the Contribution Agreements) to perform all of their obligations under the Contribution Agreements that are required to be performed following the Closing.

Section 6.18    Replacement of Letters of Credit, Guarantees and Other Security.  Purchaser and the Selling Parties shall cooperate with each other and use their respective commercially reasonable efforts to terminate existing letters of credit, custom and import bonds (other than single entry custom and import bonds), guarantees or other such security in favor of the tax authorities, vendors and utilities of the Subject Companies set forth on Schedule 6.18 (each, an “Existing Guarantee”).  If the beneficiary of any Existing Guarantee refuses to terminate its Existing Guarantee prior to the Closing Date, the Selling Parties and Purchaser shall use their commercially reasonable efforts prior to the Closing Date to cause the beneficiary of any Existing Guarantee to accept a substitute guarantee or such other form of assurance as Purchaser may choose.  To the extent the Selling Parties and Purchaser are unable to terminate or replace an Existing Guarantee prior to the Closing Date as contemplated by this Section 6.18, (i) the Selling Parties agree to use their commercially reasonable efforts (and to cause their Affiliates to use their commercially reasonable efforts) to maintain each such Existing Guarantee in place until the earlier of (A) the expiration of the then-current term of the underlying agreement or obligation supported by such Existing Guarantee in accordance with its terms (it being understood that after each such expiration, the Selling Parties and their Affiliates shall have no obligation to renew any such Existing Guarantee) and (B) two years after the Closing Date, and (ii) Purchaser shall indemnify the Seller Indemnified Parties for all Losses suffered or incurred by the Seller Indemnified Parties after the Closing out of events occurring after the Closing with respect to such Existing Guarantees.  Promptly following the Closing Date, Purchaser shall notify all of the Subject Companies’ vendors and service providers of its new bill to address.

Prior to the Closing, the Selling Parties shall use reasonable best efforts to extinguish all Encumbrances on the Real Property in Brazil set forth on Schedule 6.18; provided, that if such Encumbrances are not extinguished prior to the Closing, the Selling Parties shall (i) indemnify the Purchaser Indemnified Parties for all Losses suffered or incurred by the Purchaser Indemnified Parties as a result of or arising out of such Encumbrances and (ii) issue and deliver to Purchaser a letter of credit or surety bond, in the form and substance acceptable to Purchaser, equal to the amount set forth on Schedule 6.18, unless a letter of credit in such amount has otherwise been provided by Owens-Illinois, Inc. to Purchaser, in which case the Selling Parties shall not be required to provide such letter of credit or surety bond but, for the avoidance of doubt, shall still be obligated under clause (i).

Section 6.19    Transfers Not Effected On or Prior to the Closing; Intellectual Property.  (a)  To the extent that any transfer or assignment of a Transferred Asset shall not have been consummated on or prior to the Closing, the Parties shall reasonably cooperate to effect such transfers or assignments as promptly following the Closing as shall be practicable and prior to the consummation of such transfer or assignments, the Parties shall reasonably cooperate to cause the Target Entities to receive the benefits and bear the burdens (including bearing ongoing ordinary course fees to continue ongoing registrations of foreign Intellectual Property) of such Transferred Asset as if such Transferred Asset had been expressly transferred.  To the extent that any asset is transferred in error, the Parties shall reasonably cooperate to transfer such asset back to the appropriate Party.

(b)               With respect to any Shared Intellectual Property:

(i)                 If within eighteen (18) months of the Closing Date, Purchaser notifies the Selling Parties in writing that it has identified any Shared Intellectual Property that is not a Transferred Asset that, as of the Closing Date, was used in the Business (or was planned for use), the Selling Parties shall grant and, if applicable, cause their Affiliates to grant Purchaser, a non-exclusive, perpetual, royalty-free license to use such Shared Intellectual Property and natural extensions thereof anywhere in the world in the operation of the Business as conducted or proposed to be conducted as of the Closing Date (which license would be deemed effective as of the Closing Date).  Such license shall be assignable to one or more Affiliates of Purchaser (i) in connection with an internal corporate reorganization or (ii) an assignment as part of a sale or transfer of all or substantially all of the assets of the particular business to which the license relates (including as part of a merger or change of control).

(ii)               If within eighteen (18) months of the Closing Date, the Selling Party notifies Purchaser in writing that it has identified any Shared Intellectual Property that is a Transferred Asset that, as of the Closing Date, was used (or was planned for use) in the operation of the Retained Business or any other businesses of the Selling Parties (or their Affiliates) other than the Business, Purchaser shall grant and, if applicable, cause its Affiliates to grant, the Selling Parties, a non-exclusive, perpetual, royalty-free license to use such Shared Intellectual Property and natural extensions thereof anywhere in the world in the operation of the Retained Business or any other businesses of the Selling Parties (or their Affiliates) other than the Business, as conducted or proposed to be conducted as of the Closing Date (which license would be deemed effective as of the Closing Date).  Such license shall be assignable to one or more Affiliates of such Selling Parties and their Affiliates (i) in connection with an internal corporate reorganization or (ii) an assignment as part of a sale or transfer of all or substantially all of the assets of the particular business to which the license relates (including as part of a merger or change of control).

(c)                Upon Purchaser’s reasonable request, the Selling Parties shall, and shall cause their respective Affiliates to, cooperate with and assist Purchaser in obtaining all assignments necessary to permit Purchaser to acquire ownership of the Intellectual Property set forth on Schedule 4.20(a) to allow Purchaser to record the assignments of such Intellectual Property with the appropriate Patent and Trademark Offices (it being understood that recordation fees at the Patent and Trademark Offices shall be Purchaser’s expense).

Section 6.20        Additional Agreements.

(a)                Until January 31, 2013, the Selling Parties shall and shall cause their employees to give Purchaser and its representatives reasonable access to all books, records and personnel relating to the Business and permit Purchaser to make such copies and inspections thereof and cause their employees to furnish Purchaser with such financial and other information as Purchaser may reasonably request, and cooperate fully with Purchaser to enable Purchaser to prepare unaudited quarterly balance sheets and related statements of income, stockholder's equity and cash flows and related footnotes for each fiscal quarter of the Business ending December 31, 2009 through and including the Closing Date and permit and, upon Purchaser’s request, instruct the accountants of the Selling Parties to review such statements as provided in the Statement on Auditing Standards No. 100.  The Selling Parties shall receive no payment for providing such access, assistance and cooperation; provided, that Purchaser shall be responsible for fees to be paid to the accountants of the Selling Parties’ in connection with their review of such financial statements.

(b)               Each of the Selling Parties agree not to take any action for the purposes of or that could result in, the Selling Parties being unable to satisfy or perform any of their obligations under this Agreement or any of the Ancillary Agreements, whether before on or after the Closing Date.

(c)                The Selling Parties agree that if Bepensa Industrial, S.A. de C.V. (“Bepensa”) or its Affiliates, delivers written notice (the “Option Notice”) to Rexam Mexico or Purchaser that Bepensa has elected to commence the process for the determination of the Fair Market Value (as defined in the JV Agreement) pursuant to Article V of that certain Shareholders’ Agreement dated as of April 3, 2007 between Bepensa and Rexam Mexico (the “JV Agreement”) as a result of the transactions contemplated hereby, then Purchaser shall, or shall cause Rexam Mexico to, give written notice to the Selling Parties, along with copies of all notices and documents delivered by Bepensa to Rexam Mexico or Purchaser in connection with Bepensa’s exercise of such option, within three Business Days following receipt of the Option Notice; provided that the failure to so notify the Selling Parties within such period shall not relieve the Selling Parties of their obligations hereunder except to the extent such failure shall have materially prejudiced the Selling Parties.  Such election by Bepensa shall be treated as a Third Party Claim under Section 10.4(b) of this Agreement solely for purposes of administrating such claims and the Selling Parties shall control and administer such claim subject to the same terms and conditions as set forth in Section 10.4(b) (it being understood that the limitations on indemnification set forth in Section 10.4 shall not apply to any such payment and no amounts paid or payable in respect of such obligation shall be counted or considered in any calculation made pursuant to Section 10.5).  The Selling Parties shall use their best efforts to settle any such claim or Put Election as promptly as possible without any disruption to the business of Rexam Mega and to the extent any costs in determining the Fair Market Value of Rexam Mega are incurred by Rexam Mega, the Selling Parties shall be responsible for Purchaser’s Proportionate Equity Share of such costs.  If, Bepensa delivers or causes to be delivered timely notice that it is exercising its right under the JV Agreement to require Rexam Mexico or its Affiliates to purchase Bepensa’s interest in Rexam Mega or exercises any other legal right to require Rexam Mexico or its Affiliates to acquire its interest in Rexam Mega (a “Put Election”), then the Selling Parties shall pay Purchaser any amounts determined to be owed by Purchaser or its Affiliates (including Rexam Mexico) to Bepensa or any of its Affiliates in connection with Bepensa making such Put Election.  The Selling Parties shall not be required to pay Purchaser or its Affiliates (including Rexam Mexico) any amounts if Bepensa exercises its right to require Rexam Mexico to sell its interest in Rexam Mega to Bepensa (or its Affiliates) at a price based on Fair Market Value (it being understood such obligation to sell, if any, and the right to receive the proceeds of such sale shall be Rexam Mexico’s).

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1      Conditions to Each Party’s Obligation to Effect the Closing.  The respective obligation of each of the Parties to effect the Closing shall be subject to the satisfaction (or waiver by Purchaser and the Selling Parties) at or prior to the Closing Date of each of the following conditions:

(a)                Statutes; Court Orders.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Closing; there shall be no Order of a court of competent jurisdiction in effect precluding consummation of the Closing; provided, that the Parties shall use their commercially reasonable efforts to have any such Order vacated or lifted; and there shall not be pending any Action by any Governmental Entity seeking to restrain or prohibit the consummation of the Closing or the performance of any of the other Transactions; and

(b)               Antitrust Approval; Governmental Consents.  (i) The waiting period required by the HSR Act, and any extensions thereof obtained by request or other Action of the FTC and/or the DOJ, shall have expired or been terminated by the FTC and the DOJ, and (ii) any consents, approvals, authorizations or Actions of or by any Governmental Entity set forth on Schedules 4.4 and 5.3 and required to be obtained in order to consummate the transactions contemplated by this Agreement shall have been obtained or made and shall be in full force and effect, and any applicable waiting periods established under any Foreign Antitrust Laws shall have expired.

Section 7.2      Conditions to Obligations of Purchaser to Effect the Closing.  The obligations of Purchaser to consummate the Closing shall be subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of each of the following conditions:

(a)                Representations and Warranties.  (i) All of the representations and warranties of the Selling Parties set forth in this Agreement (other than those specified in clause (ii)) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made on the Closing Date and the Closing Date were substituted for the date of this Agreement throughout such representations and warranties (except that any such representation and warranty that is expressly given as of a specified date on or prior to the date of this Agreement need only be true and correct as of such specified date), except where the failure of such representations and warranties  to be true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect, it being understood that, for purposes of determining the accuracy of such representations and warranties in this clause (i), all “Company Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded and (ii) all of the representations and warranties of the Selling Parties set forth in Sections 4.1, 4.2, 4.5, 4.6, 4.7 and the second sentence of Section 4.10 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made on the Closing Date and the Closing Date were substituted for the date of this Agreement throughout such representations and warranties (except that any such representation and warranty that is expressly given as of a specified date on or prior to the date of this Agreement need only be true and correct as of such specified date);

(b)               Breach by the Selling Parties.  The Selling Parties shall have performed and complied, in all material respects, with the obligations,  covenants and agreements to be performed or complied with by the Selling Parties under this Agreement;

(c)                Officer’s Certificate.  The Selling Parties shall have delivered a certificate of an executive officer of each of the Selling Parties, dated as of the Closing Date, to the effect that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(e) have been satisfied;

(d)               Deliveries by Selling Parties.  The Selling Parties shall have delivered to Purchaser those items required by Section 3.2; and

(e)                Restructuring.  The Restructuring shall have occurred.

Section 7.3      Conditions to Obligations of the Selling Parties to Effect the Closing.  The obligations of the Selling Parties to consummate the Closing shall be subject to the satisfaction (or waiver by the Selling Parties) on or prior to the Closing Date of each of the following conditions:

(a)                Representations and Warranties.  All of the representations and warranties of Purchaser set forth in this Agreement shall be true and complete in all material respects as of the date of this Agreement and as of the Closing Date, as if made on the Closing Date and the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except for those representations and warranties that address matters only as of the date of this Agreement or any other particular date (in which case such representations and warranties shall have been true and correct in all material respects as of such particular date), it being understood that, for purposes of determining the accuracy of such representations and warranties, all qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded;

(b)               Breach by Purchaser.  Purchaser shall have performed and complied, in all material respects, with the obligations, covenants and agreements to be performed or complied with by it under this Agreement;

(c)                Officer’s Certificate.  Purchaser shall have delivered a certificate of an executive officer of Purchaser, dated as of the Closing Date, to the effect that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied; and

(d)               Deliveries by Purchaser.  Purchaser shall have delivered to Selling Parties those items required by Section 3.3.

ARTICLE VIII

TERMINATION

Section 8.1      Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)                By the mutual written consent of Purchaser and the Selling Parties;

(b)               By Purchaser or the Selling Parties, if any Governmental Entity shall have issued an Order or taken any other action (which Order or other action the Parties shall use their commercially reasonable efforts to lift) which permanently restrains, enjoins or otherwise prohibits the consummation of the Transactions and such Order or other action shall have become final and non-appealable;

(c)                By either Purchaser or the Selling Parties, if the Closing shall not have occurred on or prior to December 31, 2011 (the “Outside Date”), unless extended by written agreement of the Parties; provided, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure to perform in any material respect any covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur by the Outside Date or who is then in material breach of this Agreement;

(d)               By the Selling Parties (provided, that no Selling Party is then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if Purchaser shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which would give rise to the failure of a condition set forth in Article VII, and which breach cannot be or has not been cured within forty-five (45) days after the giving of written notice by the Selling Parties to Purchaser specifying such breach; or

(e)                By Purchaser (provided, that Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) if a Selling Party shall have breached any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Article VII, which breach cannot be or has not been cured within forty-five (45) days as to the giving of written notice by Purchaser to the Selling Parties specifying such breach.

Section 8.2      Effect of Termination.  In the event of the termination of this Agreement by any Party pursuant to the terms of this Agreement, this Agreement shall forthwith terminate and have no further force and effect, except that (a) the covenants and agreements set forth in Section 6.4 (Publicity), Section 6.15(b) (Confidentiality), this Section 8.2 and Article XI, shall survive such termination indefinitely, and (b) nothing in this Section 8.2 shall be deemed to release any Party from any liability for fraud or any breach by such Party of the terms and provisions of this Agreement.

ARTICLE IX

TAX MATTERS

Section 9.1      Tax Sharing Agreements with the Target Entities.  Except as set forth in Section 9.7, any tax sharing agreement between a Selling Party and any Affiliate of a Selling Party (other than each of the Target Entities) on the one hand, and a Target Entity, on the other hand, is terminated as of the Closing Date and will have no further effect for any taxable year (whether the current year, a future year, or a past year).

Section 9.2      Tax Returns and Taxes of the Target Entities.  (a)  The Selling Parties shall prepare or cause to be prepared (in a manner consistent with past practices of the relevant Target Entity) all Tax Returns required to be filed by or with respect to the Target Entity after the Closing Date for any Pre-Closing Tax Period (other than a Straddle Period or portion thereof).  The Selling Parties shall cause the Target Entities to timely file such Tax Returns and the Selling Parties shall pay all Taxes due with respect to such Tax Returns; provided that no such Tax Return shall be filed without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed; provided, further, that Purchaser shall deliver to the applicable Selling Party the amount of any such Taxes that are included as a Current Liability on the Closing Statement not less than ten (10) Business Days prior to the due date for filing such Tax Returns.

(b)               Purchaser shall prepare or cause to be prepared and file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Target Entities (other than any Tax Returns described in Sections 9.2(a) and 9.2(c)).

(c)                For any Tax period that includes but does not end on the Closing Date (a “Straddle Period”), Purchaser shall timely prepare or cause to be prepared, and file or cause to be filed, all Tax Returns required to be filed by the Target Entities and shall pay all Taxes due with respect to such Tax Returns; provided, that the Selling Parties shall deliver to Purchaser or the applicable Target Entity, as directed by Purchaser, the amount of such Taxes that are Excluded Taxes not less than ten (10) Business Days prior to the due date for filing such Tax Returns.  Purchaser shall permit the Selling Parties to review and comment on each such Tax Return described in the preceding sentence prior to the filing thereof, and shall not file any such Tax Return without the prior written consent of the Selling Parties, which consent shall not be unreasonably withheld or delayed.

(d)               In the case of a Straddle Period, the amount of Taxes apportioned to the period ending on the Closing Date and to the period beginning on the day after the Closing Date shall be determined as follows: (i) Taxes measured by income or gain shall be apportioned based on an interim closing of the books as of the end of the day on the Closing Date, (ii) Taxes not measured by income or gain (other than Transfer Taxes) shall be apportioned on the basis of elapsed days and (iii) Transfer Taxes shall be allocated according to Section 9.4 if specified therein, and otherwise to the period in which the related transaction occurred.

(e)                Purchaser shall not, and shall not cause or permit any Target Entity to, without the prior written consent of RI (which shall not be unreasonably withheld), amend any Tax Return of a Target Entity with respect to a Pre-Closing Tax Period resulting in a Tax for which a Selling Party would be liable hereunder.

Section 9.3      Tax Claims.  (a)  If a notice of any pending or threatened audit, examination, contest, litigation or other proceeding shall be delivered, or any claim shall be made, by any taxing authority, which, if successful, might result in an indemnity payment to an Indemnified Party, then such Indemnified Party shall give prompt written notice  of such claim (a “Tax Claim”) to the Indemnifying Party, provided, however, that the failure to give such notice shall not limit the rights of the Indemnified Party to recover under this Agreement except to the extent such failure shall have materially prejudiced the Indemnifying Party.

(b)               Subject to Section 9.3(c), with respect to any Tax Claim relating to a Pre-Closing Tax Period, the Selling Parties shall, solely at their own cost and expense, control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in their sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto, and may, in their sole discretion, either pay the Tax claimed and sue for a refund where Applicable Law permits such refund suits or contest the Tax Claim in any permissible manner; provided, that the Selling Parties shall not settle such Tax Claim without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, and Purchaser, and counsel of its own choosing, shall have the right to participate fully in all aspects of the prosecution or defense of such Tax Claim (and the Selling Parties shall keep Purchaser informed of all aspects of such Tax Claim and shall consult with Purchaser before taking any significant action in connection therewith) if such Tax Claim would reasonably be expected to have an adverse impact on the Taxes of a Target Entity for a taxable period or portion thereof beginning after the Closing Date or of Purchaser or any of its Affiliates. Purchaser shall be entitled to control a Tax Claim described in this Section 9.3(b) to the extent the Selling Parties do not exercise their right to control such Tax Claim.

(c)                Purchaser shall control all proceedings in connection with any Tax Claim relating to Taxes of a Target Entity for a Straddle Period; provided, that if such Tax Claim would reasonably be expected to have an adverse impact on the Taxes of a Target Entity giving rise to Excluded Taxes, then (i)  Purchaser shall not settle any such Tax Claim without the prior written consent of the Selling Parties, which consent shall not be unreasonably withheld, (ii) the Selling Parties, and counsel of their own choosing, shall have the right to participate fully in all aspects of the prosecution or defense of such Tax Claim and (iii) Purchaser shall keep the Selling Parties informed of all aspects of such Tax Claim and shall consult with the Selling Parties before taking any significant action in connection therewith.

(d)               Purchaser shall have the exclusive right to control all proceedings with respect to any Tax Claim relating to Taxes of a Target Entity (other than any Tax Claim described in Section 9.3(b) and (c)).

(e)                Notwithstanding anything to the contrary herein, the procedures set forth in this Section 9.3, and not the provisions set forth in Section 10.4, shall govern audits and administrative and judicial proceedings with respect to Taxes.

Section 9.4      Transfer Taxes.  Notwithstanding any provision of this Agreement to the contrary, all documentary, sales, stamp, recording, use, transfer (real estate or otherwise), registration and other such Taxes and fees (including any penalties and interest thereon) (“Transfer Taxes”) imposed on the sale of the Purchased Equity pursuant to this Agreement (for the absence of doubt, other than the actions contemplated in the Restructuring which shall be paid by the Selling Parties) shall be paid 50% by each of Purchaser and the Selling Parties.  The Party upon which such Transfer Taxes are imposed shall file all necessary Tax Returns and other documentation with respect to all such Taxes.

Section 9.5      Cooperation.  After the Closing Date, Purchaser and the Selling Parties shall make available to the other, as reasonably requested, and to any taxing authority in the event requested by the other, all information, records or documents relating to Tax liabilities or potential Tax liabilities of the Target Entities for all periods ending prior to or including the Closing Date and shall preserve all such information, records, and documents until the expiration of any applicable statute of limitations or extensions thereof.  Purchaser shall prepare and provide to the Selling Parties any federal, state, local or foreign Tax information package requested by a Selling Party or its Affiliate for their use in preparing the returns required to be filed by a Selling Party or an Affiliate of a Selling Party, provided that such requested information package shall be consistent with the requesting Selling Party’s past practice or the past practice of its Affiliate, as the case may be.  Such Tax information packages shall be completed by Purchaser and provided to each Selling Party by the later of sixty (60) days after the Closing Date and sixty (60) days from the date such information packages are requested by a Selling Party. Each Party will compensate the other for the reasonable out-of-pocket costs and expenses of providing information, rendering assistance or preparing returns for taxable periods (or portions thereof) for which the other is responsible. Notwithstanding anything contained in this Agreement or any other agreement between Purchaser and any Selling Party executed prior to the date hereof, neither Purchaser nor any of its Affiliates shall have any obligation to make available to any Selling Party or its representatives, or provide any Selling Party or its representatives with, any consolidated, combined or unitary Tax Return filed by Purchaser or any of its Affiliates or its respective predecessors, or any related work papers.

Section 9.6      Refunds.  Purchaser shall promptly pay or cause to be paid to the applicable Selling Party any refund (reduced by the amount of any Taxes (other than Excluded Taxes) arising or that would arise as a result of the receipt of such refund or interest thereon) of Excluded Taxes (and interest thereon) paid by any Selling Party (or any predecessor or Affiliate thereof), which refund is received (or constructively received by way of reduction of a current Tax amount otherwise payable) by Purchaser, any Affiliate of Purchaser, or any Target Entity, but only to the extent that (i) such refund is not reflected on the final Closing Statement, (ii) such refund is not the result of an event that occurred after the Closing Date, and (iii) such refund is not attributable to, and does not result from, a carry back or other use of any item of loss, deduction, credit or other similar item arising in a Post-Closing Tax Period or, in the case of a refund of Taxes for a Straddle Period, the use of any such item arising in a Post-Closing Tax Period. The amount of any other refund or Tax Benefit of any Target Entity shall be for the account of Purchaser.  For the avoidance of doubt, any Tax basis, net operating loss, credit or other item that reduces Taxes paid or payable that may exist in any Target Entity in a Post-Closing Tax Period or may be carried forward to a Post-Closing Tax Period shall be for the account of Purchaser.

Section 9.7      338 Elections.  Purchaser shall be entitled to make an election pursuant to Section 338(g) of the Code and, if applicable, similar elections under any applicable state or local law, with respect to any Target Entity that is a Foreign Subsidiary (to the extent permissible by applicable law) (a “338(g) Election”).  Nothing in this Article IX or anywhere in this Agreement shall be construed to prohibit Purchaser from making any such election.  Purchaser shall notify Seller of its intent to make a 338(g) Election within 180 days after the Closing Date, provided that Seller shall have provided Purchaser with all information reasonably requested by Purchaser for purposes of determining whether to make such 338(g) Election.

Section 9.8      Non-Resident Capital Gain Taxes.  Notwithstanding any other provision of this Agreement, Purchaser shall be entitled to withhold from the purchase price or any other amount payable under this Agreement any amount that Purchaser is required to withhold under applicable Tax law and any amount that Purchaser would be required to pay under applicable Tax law in respect of Non-Resident Capital Gain Taxes.  Any amount so withheld shall be treated for purposes of this Agreement as having been paid as purchase price under this Agreement.

ARTICLE X

SURVIVAL AND INDEMNIFICATION

Section 10.1    Survival.  Subject to Section 10.8, the Parties agree that their respective representations and warranties, covenants and agreements contained in this Agreement shall survive the Closing.

Section 10.2    Indemnification by the Selling Parties.  Subject to the other provisions of this Article X, the Selling Parties shall, jointly and severally, indemnify and hold harmless and defend Purchaser and its Affiliates, including the Target Entities, and their respective stockholders, directors, officers, employees, representatives, agents, successors and assigns (collectively referred to herein as the “Purchaser Indemnified Parties” and individually as a “Purchaser Indemnified Party”) from and against any and all Losses suffered or incurred by the Purchaser Indemnified Parties after the Closing as a result of or arising out of:

(a)                The falsity or incorrectness of or breach of any representation or warranty of the Selling Parties in this Agreement or in any certificate delivered at the Closing to Purchaser by a Selling Party pursuant to this Agreement (disregarding, in each case, for purposes of determining the amount of any Loss (but not for purposes of determining whether there has been a breach), any qualification on any such representation or warranty as to materiality or Company Material Adverse Effect);

(b)               The failure by a Selling Party to perform any covenant or agreement of such Selling Party under this Agreement or under any certificate delivered at the Closing to Purchaser by a Selling Party pursuant to this Agreement;

(c)                The failure by any Transferor (as defined in the Contribution Agreements) to perform any covenant or agreement of such Transferor required to be performed under the Contribution Agreements prior to, on or following the Closing Date and the failure by any Transferee (as defined in the Contribution Agreements) to perform any covenant or agreement of such Transferee required to be performed under the Contribution Agreements on or prior to the Closing Date;

(d)               Any Specified Liability; or

(e)                Any Excluded Tax.

Section 10.3   Indemnification by Purchaser.  Subject to the other provisions of this Article X, Purchaser shall indemnify and hold harmless the Selling Parties and each of their respective Affiliates, and each of their respective stockholders, directors, officers, employees, representatives, agents, successors and assigns (collectively referred to herein as the “Seller Indemnified Parties” and individually as a “Seller Indemnified Party”) from and against any and all Losses suffered or incurred by such Seller Indemnified Party after the Closing as a result of or arising out of:

(a)                The falsity or incorrectness of or breach of any representation or warranty of Purchaser in this Agreement or under any certificate delivered at the Closing to a Selling Party by Purchaser pursuant to this Agreement (disregarding, in each case, for purposes of determining the amount of any Loss (but not for purposes of determining whether there has been a breach), any qualification on any such representation or warranty as to materiality);

(b)               The failure by Purchaser to perform any covenant or agreement of Purchaser under this Agreement or under any certificate delivered at the Closing to a Selling Party by Purchaser pursuant to this Agreement;

(c)                The failure by any Transferee (as defined in the Contribution Agreements) to perform any covenant or agreement of such Transferee required to be performed under the Contribution Agreements after the Closing Date;

(d)               Any Assumed Liability; or

(e)                Any Non-Excluded Tax.

Section 10.4    Method of Asserting Claims.  All claims for indemnification by any Indemnified Party under this Article X shall be asserted and resolved as follows:

(a)                Third Party Claims.  If any claim or demand in respect of which an Indemnified Party might seek indemnity under this Article X is asserted against such Indemnified Party by a third party (a “Third Party Claim”), the Indemnified Party shall give written notice (the “Third Party Claim Notice”) and the details thereof including an estimate of the claimed Losses (if known and quantifiable), copies of all relevant pleadings, documents and information to the Indemnifying Party within a period of thirty (30) days following the assertion of the Third Party Claim against the Indemnified Party  (the “Third Party Claim Notice Period”); provided, that the failure to so notify the Indemnifying Party within the Third Party Claim Notice Period shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have prejudiced the Indemnifying Party.  Within ten (10) days after its receipt of the Third Party Claim Notice, the Indemnifying Party shall, in writing, either acknowledge or deny its obligations to indemnify and defend under this Article X.

(b)               If the Indemnifying Party acknowledges its obligations to indemnify and defend the Indemnified Party against the Third Party Claim within fifteen (15) days after having been notified by the Indemnified Party of the existence of such Third Party Claim, then the Indemnifying Party, at its sole cost and expense, shall defend such Third Party Claim by all appropriate proceedings, which proceedings will be diligently prosecuted; provided, however, that the Indemnifying Party shall not settle, compromise, discharge or consent to an entry of judgment with respect to a claim or liability subject to indemnification under this Article X without the Indemnified Party’s prior written consent; provided, that the Indemnifying Party may agree without the prior written consent of the Indemnified Party to any settlement, compromise, discharge or consent to an entry of judgment in each case that by its terms (i) obligates the Indemnifying Party to pay the full amount of the liability in connection with such claim and that unconditionally releases the Indemnified Party and its Affiliates from all liability or obligation in connection with such claim and (ii) does not impose injunctive or other non-monetary equitable relief against the Indemnified Party or its Affiliates, or their respective businesses.  The Indemnified Party will cooperate fully in such defense, including by making available to the Indemnifying Party all books, records and documents within the Indemnified Party’s control or that it can reasonably obtain relating to the Third Party Claim, and all costs or expenses incurred by it at the request of the Indemnifying Party shall be paid by the Indemnifying Party.  The Indemnified Party may, at its cost and expense, at any time to prevent default or protect its interests, file any pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests due to the failure of the Indemnifying Party to diligently defend such Action.  The Indemnified Party, at its expense, may participate in, but not control (except as provided in the subsequent paragraph), any defense or settlement of any Third Party Claim conducted by the Indemnifying Party pursuant to this Section 10.4(b).

(c)                Notwithstanding anything herein to the contrary (other than Sections 9.3(e) and 10.4(e)), the Indemnifying Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if (1) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, Action, indictment, allegation or investigation; (2) the claim seeks an injunction or equitable relief against the Indemnified Party; (3) the Indemnifying Party fails to acknowledge its obligations to indemnify and defend the Indemnified Party against the Third Party Claim within the fifteen (15) day time period; (4) the named parties to any such suit, Action or proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party, and in the reasonable judgment of outside counsel to the Indemnified Party, representation of the Indemnifying Party and the Indemnified Party by the same counsel would be inadvisable due to actual or potential differing defenses or conflicts of interests between them that make joint representation inappropriate; or (5) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to take reasonable steps to diligently prosecute or defend such Third Party Claim.

(d)               Other Claims.  In the event any Indemnified Party should have a claim under this Article X against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall promptly give written notice (the “Indemnity Notice”) and the details thereof, including the amount, or an estimate, if known or reasonably determinable, of the claimed Losses (if known and quantifiable), copies of all relevant information and documents to the Indemnifying Party within a period of thirty (30) days following the discovery of the claim by the Indemnified Party (the “Claim Notice Period”); provided, that the failure to so notify the Indemnifying Party during the Claim Notice Period shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have actually and materially prejudiced such Indemnifying Party.  The Indemnifying Party will notify the Indemnified Party within a period of twenty (20) days after the receipt of the Indemnity Notice by the Indemnifying Party whether the Indemnifying Party disputes its liability to the Indemnified Party under this Article X with respect to such claim.  If the Indemnifying

Party does not notify the Indemnified Party within such twenty (20) day period that the Indemnifying Party disputes its liability to the Indemnified Party under this Section 10.4(d), such claim specified by the Indemnified Party in the Indemnity Notice shall be conclusively deemed a liability of the Indemnifying Party under this Section 10.4(d) or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

(e)                Tax Claims.  Notwithstanding the above provisions of this Section 10.4, the procedures set forth in Section 9.3, and not the provisions set forth in the above provisions of Section 10.4, shall govern audits and administrative and judicial proceedings with respect to Taxes.

Section 10.5    Monetary Limitations on Indemnification.

           (a)                Monetary Limitations on Selling Parties.  No amount of indemnity shall be payable by the Selling Parties in the case of a claim by any Purchaser Indemnified Party under Section 10.2(a) unless, until and only to the extent that such Purchaser Indemnified Party has suffered or incurred Losses consisting of actual damages aggregating in excess of Three Million Five Hundred Seventy Five Thousand Dollars ($3,600,000) (the “Deductible Amount”), whereupon such Purchaser Indemnified Party shall be entitled to claim indemnification for the amount in excess of the Deductible Amount; provided, that in no event shall the aggregate indemnity amount payable by any Indemnifying Party under Section 10.2(a) exceed forty-five million dollars ($45,000,000) (the “Cap Amount”); provided, further, that no Purchaser Indemnified Party shall make an indemnity claim under Section 10.2(a), either individually or together with other related indemnity claims, that does not exceed Twenty Five Thousand Dollars ($25,000) in the aggregate (the “De Minimis Amount”) for such claim or series of related claims.  The limitations in this Section 10.5(a) shall not apply to recovery for an inaccuracy in or breach of a representation or warranty contained in Sections 4.2, 4.3, 4.5, 4.6 or 4.19 nor, for the absence of doubt, shall they apply to recovery for any claim under Sections 10.2(b), (c), (d) or (e).  Notwithstanding the foregoing, the “Deductible Amount” for a claim by any Purchaser Indemnified Party under Section 10.2(a) that relates to an inaccuracy in or breach of a representation or warranty contained in Section 4.8 shall be $1,000,000 whereupon such Purchaser Indemnified Party shall be entitled to claim indemnification for all Losses incurred with respect to such inaccuracy or breach, including all amounts below and including such $1,000,000 Deductible Amount.

(b)               Monetary Limitations on Purchaser.  No amount of indemnity shall be payable by Purchaser in the case of a claim by any Seller Indemnified Party under Section 10.3(a) unless, until and only to the extent that such Seller Indemnified Party has suffered or incurred Losses consisting of actual damages aggregating in excess of the Deductible Amount whereupon such Seller Indemnified Party shall be entitled to claim indemnification for the amount in excess of the Deductible Amount; provided, that in no event shall the aggregate indemnity amount payable by any Indemnifying Party under Section 10.3(a) exceed the Cap Amount; and provided, further, that no Seller Indemnified Party shall make an indemnity claim, either individually or together with other indemnity claims, that does not exceed the De Minimis Amount.  The limitations in this Section 10.5(b) shall not apply to recovery for an inaccuracy in or breach of a representation or warranty contained in Section 5.2 nor, for the absence of doubt, shall they apply to recovery for any claim under Sections 10.3(b), (c), (d) or (e).

(c)                Exchange Rate.  For purposes of determining whether a Loss or all Losses suffered by a Purchaser Indemnified Party exceed the Deductible Amount, the Cap Amount and the De Minimis Amount, the Parties hereby agree and acknowledge that all calculations shall be made in USD and, where necessary, shall be converted into USD using the Exchange Rate as of the date that such Purchaser Indemnified Party delivers written notification to the Selling Parties that such Purchaser Indemnified Party is making an indemnity claim pursuant to the provisions of this Article X.

(d)               Current Liabilities.  Notwithstanding any provision in this Agreement to the contrary, the Selling Parties shall have no obligation to separately indemnify the Purchaser Indemnified Parties for any amount of Loss that is included as a Current Liability on the final Closing Statement and specifically identified as such and is duly settled pursuant to Section 2.3.

Section 10.6    Conduct of Environmental Remedial Action.

(a)                The Parties agree that, in addition to applicable provisions of Section 10.4, this Section 10.6 shall govern the conduct of any environmental investigation, clean-up, remediation and/or monitoring activities at or relating to any Real Property (“Remedial Action”) for which indemnification is provided pursuant to Section 10.2 hereof.

(b)               The Selling Parties shall be entitled to assume principal management of Remedial Action conducted hereunder, including the actual conduct of the Remedial Action as well as any negotiations or agreements with relevant Governmental Entities, subject to the conditions and limitations herein.  To assume  principal management, the Selling Parties must provide Purchaser, within 30 days of receiving Purchaser’s claim for indemnification with respect to such Remedial Action, written assurances reasonably satisfactory to Purchaser that (i) the Selling Parties intend to undertake principal management of the Remedial Action and (ii) the Selling Parties acknowledge that Purchaser is entitled to indemnification by the Selling Parties in respect of the entirety of such claim.  In the event the Selling Parties elect not to undertake  principal management, Purchaser shall assume principal management (the party undertaking principal management to be known as the “Control Party”), subject to reimbursement by the Selling Parties of Losses incurred in connection therewith promptly upon demand.  The Parties agree that the Control Party shall exercise the lead role in determining, in its reasonable judgment, the scope, timing and extent of Remedial Action and ensuring that such Remedial Action is completed in a reasonably cost effective manner so as to achieve compliance with the Applicable Remediation Standards. Notwithstanding anything in this Agreement to the contrary, Purchaser may take such action as is reasonable under the circumstances to respond to an actual emergency or other situation arising at the relevant property in which it would be unlawful or negligent for Purchaser to take no action while waiting for the Selling Parties to address such emergency or situation, and the costs of such action shall be included as Losses indemnified pursuant to Section 10.2 hereof.

(c)       The Control Party shall commence Remedial Action promptly and pursue it diligently in compliance with all Environmental Laws (defined for this purpose as in effect at the time of such Remedial Action).  The Control Party shall perform, or cause to be performed, the related Remedial Action until such time as it achieves compliance with the Applicable Remediation Standards.

(d)               In connection with the conduct of a Remedial Action hereunder and the securing of a no further action determination, Purchaser agrees to consent to, and undertake reasonable steps to facilitate the implementation of, any institutional control, restriction or use limitation (individually or collectively, an “Imposition”) with respect to the Real Property  as long as the Selling Parties shall have first consulted with Purchaser and then only if such Imposition would not unreasonably affect the continued operations of the Business or anticipated future industrial use of such Real Property or subject Purchaser to any material unreimbursed cost.  Purchaser shall promptly execute such documents identified by the Selling Parties if such documents are reasonably necessary to effectuate an Imposition which is imposed in accordance with the terms hereof.

(e)                To the extent any Selling Party is the Control Party, Purchaser agrees to   grant the Selling Parties and its authorized employees, agents, representatives, consultants, contractors and subcontractors approved in advance in writing by Purchaser acting reasonably, for such purpose, (collectively the “Environmental Representatives”) a non-exclusive and limited right to enter the Real Property at reasonable times after providing twenty-four hours advance notice solely for the purpose of performing the Remedial Action at the Real Property subject to customary terms and conditions for such access (including without limitation provisions relating to insurance coverage, indemnification for damages caused by such access and Selling Party responsibility for management and proper disposal in its own name of any investigation residuals).

(f)                Purchaser shall reasonably cooperate with the Selling Parties in performing the Remedial Actions for which they are the Control Party, including providing space at the Real Property for the installation and operation of any system necessary to implement such Remedial Actions provided such installation and operation may not unreasonably interfere with operations upon such Real Property.  The Selling Parties shall obtain all consents necessary to perform such Remedial Actions.  In connection therewith, to the extent available, Purchaser shall allow the Environmental Representatives the reasonable use of existing utilities, including water and electrical power necessary to operate such systems; provided, however, that the Selling Parties shall reimburse Purchaser for such utility expenses to the extent they can be reasonably ascertained or estimated.

(g)               The Selling Parties shall indemnify the Purchaser Indemnified Parties for all injuries or claims caused by the Remedial Action conducted by Selling Parties and the Environmental Representatives pursuant to this Section 10.6.

(h)               The Selling Parties in performing any action for which they are the Control Party shall mutually use reasonable and diligent efforts to accomplish the Remedial Action.  Purchaser shall have the right to assume principal management of any Remedial Action which (i) the Selling Parties fail to commence promptly or, (ii)the Selling Parties have commenced performing as the Control Party, and fail to diligently pursue to completion in compliance with this Section 10.6 and Applicable Remediation Standards, if Purchaser shall have given the Selling Parties reasonable notice of, and a reasonable opportunity to cure, such failure to diligence pursue.

(i)                 The Selling Parties and Purchaser agree to cooperate reasonably with each other to effect the successful completion of the Remedial Action and to negotiate in good faith to reach mutual agreement as to any matters governed hereunder.  However, subject to the Control Party’s obligations to communicate with and receive consents or approvals from the non-Control Party as provided herein, the Parties agree that the Control Party shall coordinate all communications with relevant Governmental Entities  regarding the Remedial Action  (except to the extent communications by the non-Control Party are reasonably necessary for or attendant to  ordinary course operations upon the subject Real Property).    Notwithstanding anything to the contrary herein, the non-Control Party with respect to a particular Remedial Action shall be entitled, at its sole cost and expense, to reasonably participate in the management of such Remedial Action.  Such participation may include: (i) the right to receive copies of all reports, work plans and analytical data submitted to Governmental Entities, all notices or other letters or documents received from Governmental Entities, any other documentation and correspondence (except for privileged attorney-client communications and documents protected by the work-product doctrine) material to the claim, and notices of material meetings; (ii) the opportunity to attend such material meetings;  (iii) the right of reasonable consultation with the Control Party.  In addition, during the period the Selling Parties are the Control Party, the Selling Parties shall give Purchaser reasonable advance notice of, and a reasonable opportunity to review and comment on (and such comments shall be reasonably addressed and reflected in), material decisions with respect to such Remedial Action.  Nothing in this Section shall prohibit a Party having a reporting obligation pursuant to any Law from fulfilling such obligation.

Section 10.7    Exclusive Remedies.  After the Closing, except in the case of fraud, the sole and exclusive remedies for any Party with respect to any claim relating to this Agreement or the transactions contemplated hereby and the facts and circumstances relating and pertaining hereto shall be governed by this Agreement (whether any such claim shall be made in contract, breach of warranty, tort or otherwise); provided, however, that, in the event of a breach of the Agreement that does not result in termination of the Agreement by the non-breaching Party, the foregoing shall not limit the availability to any Party hereof of injunctive and other equitable relief, including specific performance.

Section 10.8    Time Limits on Claims.  No claim or Action shall be brought under this Article X hereto for breach of a representation or warranty more than fifteen (15) months following the Closing Date.  Notwithstanding the foregoing, however, or any other provision of this Agreement:

(a)                There shall be no time limitation on claims or Actions brought for breach of any representation or warranty made in or pursuant to Section 4.5 (Capitalization of the Subject Companies) or Section 4.6 (Good Title Conveyed in the Purchased Equity).

(b)               Any claim pursuant to Section 4.16 (Environmental Matters) may be brought at any time within three years after the Closing Date.

(c)                Any claim or Action brought for breach of any representation or warranty made in or pursuant to Section 4.18 (Employee Benefits Plans) or 4.19 (Tax Matters) may be brought at any time until six (6) months following the date that the underlying Tax obligation is barred by the applicable statute of limitation under Applicable Laws relating thereto.

(d)               Any claim or Action brought for breach of any representation or warranty made in or pursuant to Section 4.8 (Financial Statements) may be brought at any time prior to January 31, 2013.

Any claim for breach of a representation or warranty not made within the foregoing relevant time period shall expire and be forever barred thereafter.

For the avoidance of doubt, the covenants and agreements of the Selling Parties set forth in Section 6.17 shall survive the Closing indefinitely; provided, that the obligation of the Selling Parties to deliver immaterial Intellectual Property to the Purchaser pursuant to Section 6.17 shall survive until the three year anniversary of the Closing Date.

No claim for any Excluded Tax or Non-Excluded Taxes may be brought after such date that is six months following the date that the underlying Tax obligation is barred by the applicable statute of limitation under Applicable Laws relating thereto.

Section 10.9    Insurance Proceeds.  The liability of the Indemnifying Party with respect to any Loss shall be reduced by any insurance proceeds received by the Indemnified Party as a result of any such Loss.

Section 10.10  Tax Treatment of Indemnification Payments.  Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any comparable provision of Applicable Law), Purchaser, the Selling Parties and their respective Affiliates shall treat any and all indemnification payments under this Article X as an adjustment to the Total Purchase Price for all Tax purposes.  Except as provided in Section 2.2(a), any indemnification payments made by the Selling Parties under this Article X shall be allocated to the applicable Purchased Equity which directly or indirectly represents an ownership interest in the Subject Company that gave rise to the Loss resulting in the indemnification payment.

ARTICLE XI

MISCELLANEOUS

Section 11.1    Fees and Expenses.  All costs and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the Transactions shall be paid by the Party incurring such expenses, except as specifically provided to the contrary in this Agreement; provided, that Purchaser will pay for all filing fees incurred in connection with filings required of Purchaser or any Selling Party or any of their respective Affiliates under the HSR Act or any Foreign Antitrust Law.

Section 11.2    Specific Performance.  Each of the Selling Parties and Purchaser acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached.  Accordingly, each of the Selling Parties and Purchaser agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy to which they may be entitled.

Section 11.3    Further Assurances.  In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request.

Section 11.4    Amendments.  This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the Parties expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

Section 11.5    Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile with confirmation of transmission (or, the first Business Day following such transmission if the date of transmission is not a Business Day) or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested; in each case to the following addresses or facsimile numbers and marked to the attention of the individual designated below (or to such other address, facsimile number or individual as a Party may designate by notice to the other Parties):

IF TO PURCHASER:	Berry Plastics Corporation 101 Oakley Street Evansville, IN 47710 Attn: Jeffrey D. Thompson Telephone: (812) 424-2904 Facsimile: (812) 424-0128
COPY TO:	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attn: Andrew J. Nussbaum Telephone: (212) 403-1000 Facsimile: (212) 403-2000
IF TO A SELLING PARTY:	Rexam Inc. 4201 Congress Street Suite 340 Charlotte, North Carolina 28209 Attn: Frank C. Brown Telephone: (704) 551-1520 Facsimile: (704) 551-1572
COPY TO:	Moore & Van Allen PLLC Bank of America Corporate Center 100 N. Tryon Street Suite 4700 Charlotte, North Carolina 28202‑4003 Attn: Stephen D. Hope Telephone: (704) 331-1036 Facsimile: (704) 331-1159

Any Party may change the address to which notices to it are to be sent by giving notice of such change to the other Parties in accordance with this Section 11.5.

Section 11.6    Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered (whether by facsimile or .PDF delivery) to the other Parties.

Section 11.7    Entire Agreement; Successors and Assigns; No Third Party Beneficiaries.  This Agreement, the Exhibits and Schedules hereto, the Ancillary Agreements and the agreements, documents and instruments delivered pursuant hereto contain the final, complete and exclusive statement of the agreement between the Parties with respect to the Transactions and all prior or contemporaneous written or oral agreements with respect to the subject matter hereof are superseded hereby.  This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.  Except as set forth in Sections 6.8, 10.2 and 10.3, this Agreement shall not confer any rights or benefits upon any Person other than the Parties and their respective successors and permitted assigns.

Section 11.8    Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 11.9    Governing Law.  This Agreement shall be construed, interpreted, enforced and governed by and under the laws of the State of Delaware without regard to its choice of law rules.

Section 11.10  Venue.  Each of the Parties (a) consents to submit itself to the personal jurisdiction of the state and federal courts of the State of Delaware in the event any dispute that the Parties fail to resolve arises out of this Agreement or any of the Transactions, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agree that any Action relating to this Agreement or any of the Transactions shall be brought first in the Court of Chancery of the State of Delaware, located in the City of Wilmington and only if such court is unavailable, the federal courts of the State of Delaware, and (d) agrees that it shall not bring any Action relating to this Agreement or any of the Transactions in any court other than courts set forth above.  In any such proceeding, the Parties agree to accept service of process by mail at the addresses herein provided for notice.

Section 11.11  Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO.

Section 11.12  Time of Essence.  Each of the Parties hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, subject to the terms of the applicable provisions in which such dates and time periods are set forth, time is of the essence.

Section 11.13  Extension; Waiver.  At any time prior to the Closing Date, the Selling Parties, on the one hand, and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as the case may be, (b) waive any inaccuracies in the representations and warranties of the other party or parties, as the case may be, contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party or parties, as the case may be, with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such Party.  No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or any other right.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 11.14  Assignability.  Neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written content of the other Parties; provided, however, that each Party may assign those portions of this Agreement relating to such Party or any of its Affiliates in connection with any legal restructuring and/or the sale of such Person or a substantial portion of its assets; provided, that (i) each such assignee is capable of performing the assignor’s obligations and agrees in writing (a copy of which is delivered to the other Parties) to be bound by this Agreement and (ii) the assigning party guarantees the obligations of such assignee by remaining obligated as an Indemnifying Party under Article X.  In the event that after the Closing a Party or any of its successors or assigns desires to (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer or convey properties and assets representing a majority of its assets or assets generating a majority of its revenue to any Person, then, and in each such case, such Party shall make proper provision so that the successors and assigns of such Party shall succeed to the obligations set forth in this Agreement, including by agreeing in writing to assume the obligations of the assigning Party set forth in this Agreement.  Notwithstanding the foregoing, Purchaser may assign its rights and obligations hereunder (including its right to purchase the Purchased Equity), in whole or in part, to any of its Affiliates without the consent of any of the other Parties; provided, that Purchaser guarantees the obligations of such assignee by remaining obligated as an Indemnifying Party under Article X.  Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 11.15  Captions.  The captions herein are for convenience of reference only and shall not be construed as a part of this Agreement.

            Section 11.16  Exhibits and Schedules.  Each Exhibit and Schedule hereto referred to in this Agreement is hereby incorporated herein by reference and shall be deemed and construed to be a part of this Agreement for all purposes.  For purposes of the representations and warranties of the Selling Parties contained herein, disclosure in any of the Schedules attached hereto of any facts or circumstances shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to all representations or warranties by the Selling Parties calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more or all of such representations or warranties if it is reasonably apparent on the face of the Schedule that such disclosure is applicable.  The inclusion of any information in any Schedule or other document delivered by the Selling Parties pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.  For purposes of the representations and warranties of the Selling Parties contained herein, the Parties agree that for matters referencing USD or $ the Exchange Rate for the local currency of a Subject Company as of the date such representation and warranty is made by the Selling Parties shall be used.

SIGNATURE PAGES TO FOLLOW

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party, as of the date first above written.

REXAM INC.

                                                                        By:   /s/ Frank C. Brown
                                                                                Name:  Frank C. Brown

Title:     President

                                                                        REXAM CLOSURES AND CONTAINERS INC.

By:    /s/ Frank C. Brown

Name:  Frank C. Brown

Title:     Vice President

REXAM CLOSURE SYSTEMS INC.

By:    /s/ Frank C. Brown

Name:  Frank C. Brown

Title:     Vice President

REXAM PLASTIC PACKAGING INC.

By:    /s/ Frank C. Brown

Name:  Frank C. Brown

Title:     President

REXAM BRAZIL CLOSURE INC.

By:    /s/ Frank C. Brown

Name:  Frank C. Brown

Title:     President

REXAM BEVERAGE CAN SOUTH AMERICA S.A.

By:    /s/ Frank C. Brown

Name:  Frank C. Brown

Title:     Authorised Signatory

BERRY PLASTICS CORPORATION

By:    /s/ James M. Kratochvil

Name:  James M. Kratochvil

Title:     Executive Vice President, Chief Financial Officer, and Secretary